Exhibit 2.1

Share Purchase Agreement

Interserve Holdings Limited

and

Willbros International Finance & Equipment Limited

and

Willbros Group, Inc.

for the sale and purchase of all of the issued

shares of Willbros Middle East Limited and its

subsidiaries

January 2013

SCHEDULE 1	24
Particulars relating to the Company	24
SCHEDULE 2	25
Particulars relating to Subsidiaries	25
SCHEDULE 3	27
The Warranties	27
SCHEDULE 4	50
Seller’s Limitations on Liability under the Warranties	50
SCHEDULE 5	53
Action Pending Completion	53
SCHEDULE 6	55
The Properties	55
SCHEDULE 7	57
Part 1 - Pro Forma Completion Accounts	57
Part 2 - Statement	59
SCHEDULE 8	60
Accounting Policies and Procedures for the Completion Accounts	60
SCHEDULE 9	61
The Guarantee and Indemnity	61

THIS AGREEMENT is made on 6 January 2013

BETWEEN:

(1)	INTERSERVE HOLDINGS LIMITED (No. 00252221) whose registered office is at Interserve House, Ruscombe Park, Twyford, Reading, Berkshire, RG10 9JU, United Kingdom (the “Buyer”);

(2)	WILLBROS INTERNATIONAL FINANCE & EQUIPMENT LIMITED (No. HL-181402) whose registered office is at Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands (the “Seller”); and

(3)	WILLBROS GROUP, INC. whose principal place of business is at Five Post Oak Park, 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, USA (the “Guarantor”),

each a “Party” and together, the “Parties”.

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1	In this agreement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

“Accounts” means the financial statements of each member of the Group, including the Company, comprising a balance sheet (or statement of financial position) and a profit and loss account (or income statement), required to be prepared by each member of the Group under IFRS, with respect to TOCO (the audited statutory accounts), and GAAP, with respect to the Company and WIEL, together in each case with the notes thereon, as at and for the financial period ended on the Accounts Date;

“Accounts Date” means 31 December 2011;

“Affiliate” means, in respect of a party, any person which controls (directly or indirectly) that party and any other person controlled (directly or indirectly) by such first mentioned person, including where a party is a subsidiary of such person, a holding company of such person, or a subsidiary (direct or indirect) of such holding company;

“Agreed Rate” means the base rate from time to time of Bank Muscat;

“Business Day” means a day (excluding Saturdays and Sundays) on which banks generally are open in London, United Kingdom, and Houston, Texas, USA, for the transaction of normal banking business;

“Buyer’s Account” means the account in the name of the Buyer, account number at HSBC Bank (Bennetts Hill, Birmingham, B4 7LZ; sort code 40-11-04), IBAN GB33MIDL40110460293342;

“Buyer’s Group” means the Buyer, its Affiliates from time to time and all of them and each of them as the context admits;

“Buyer’s Solicitors” means Ashurst LLP of Level 5, Gate Precinct Building 3, Dubai International Financial Centre, PO Box 119974, Dubai, United Arab Emirates;

“Cash” means the aggregate amount of cash at bank and in hand (including all amounts entered into any cash book or the like (by whatever name called)) held by the Group (including cash balances in favour of the Group (excluding Intra-Group Receivables)), as at Completion, as set out in the Statement and calculated in accordance with clause 6 and on the basis of the accounting policies and procedures set out in schedule 8;

“Claim” shall have the meaning given to such term in clause 8.4;

“Company” means Willbros Middle East Limited (No. HL-199164), a Cayman Islands exempted company with limited liability whose registered office is at Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands;

“Completion” means the completion of the sale and purchase of the Shares in accordance with clause 5;

“Completion Accounts” means a full balance sheet to be prepared in accordance with clause 6 and on the basis of the accounting policies and procedures set out in schedule 8;

“Completion Date” means the date on which Completion occurs;

“Completion Payment” means US$39,900,000 adjusted for any shortfall/excess in the Working Capital Amount, as compared with the Target Working Capital Amount, anticipated by the Seller, PLUS the Estimated Cash LESS the Estimated Debt;

“Conditions” means the conditions set out in clause 3.1;

“Confidential Information” means all confidential and proprietary information relating to any Group Company’s business, financial or other affairs (including future plans and targets of any Group Company);

“Debt” means the aggregate amount of indebtedness of the Group for borrowed monies and for finance leases (or similar arrangements where the Group does not receive good title to goods until such goods have been paid for in full) (excluding Intra-Group Payables but including any liabilities in respect of the employee end of service benefits, gratuities and/or pensions) as at Completion (including in each case accrued interest and penalties thereon and including any break fees which would be incurred were such facilities to be terminated at Completion), as set out in the Statement and calculated in accordance with clause 6 and on the basis of the accounting policies and procedures set out in schedule 8;

“Default Rate” means three per cent above the base rate from time to time of Bank Muscat;

“Disclosure Letter” means a letter dated the date of this agreement together with the attachments thereto addressed by the Seller to the Buyer disclosing exceptions to the Warranties;

“Encumbrance” means any security interest (including any mortgage, charge, pledge, lien), any right to acquire (including any option or right of pre-emption) or any right to restrict dealings (including any trust or reservation of title);

“Escrow Agreement” means the agreement in the agreed terms, to be signed by the Seller and the Buyer instructing and authorising the Escrow Bank to establish and operate the Retention Account;

“Escrow Bank” means BNY Mellon;

“Estimated Cash” means the amount of the Cash estimated by the Seller pursuant to clause 4.6;

“Estimated Debt” means the amount of the Debt estimated by the Seller pursuant to clause 4.6;

“firm” shall bear the meaning given to such term in clause 6.5;

“GAAP” means generally accepted accounting principles in the United States;

“Group” means the Company and the Subsidiaries and “Group Company” and “member of the Group” means any one of them;

“IFRS” means International Financial Reporting Standards;

“Intellectual Property” means all rights in or in relation to any and all patents, utility models, trade and service marks, rights in designs, get-up, trade, business or domain names, copyrights, topography rights (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, Knowhow, trade secrets, rights in databases and all other intellectual property rights of a similar or corresponding character in any part of the world;

“Interest Element” shall bear the meaning given to such term in clause 7.1;

“Intra-Group Payables” means the aggregate of the amounts owing from members of the Group to members of the Seller’s Group (excluding amounts owing in respect of intra-group trading activities in the ordinary course of trading) as at Completion, as set out in the Statement and calculated in accordance with clause 6 and on the basis of the accounting policies and procedures set out in schedule 8;

“Intra-Group Receivables” means the aggregate of the amounts owing from members of the Seller’s Group to members of the Group (excluding amounts owing in respect of intra-group trading activities in the ordinary course of trading) as at Completion, as set out in the Statement and calculated in accordance with clause 6 and on the basis of the accounting policies and procedures set out in schedule 8;

“Knowhow” means confidential or proprietary industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, files and microfilm) including drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy;

“Leases” means the leases of real property specified in the Disclosure Letter;

“Losses” means all losses, liabilities, costs (including legal fees and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“MOCI” shall have the meaning given to such term in clause 3.1(a)(iv);

“Permit” means a permit, licence, consent, approval, certificate, qualification, specification, registration and other authorisation and a filing of a notification report or assessment necessary in any jurisdiction for the proper and efficient operation of each Group Company’s business, its ownership, possession, occupation or use of an asset or the execution and performance of this agreement;

“Properties” means the properties described in schedule 6 or any part or parts thereof and “Property” shall mean any one of them;

“Related Person(s)” means, in relation to any Party, its Affiliates from time to time and all of them and each of them as the context admits;

“Retention Account” means the interest-bearing bank account at the Escrow Bank to be established in the name of the Buyer in accordance with the Escrow Agreement;

“Seller’s Account” means the account in the name of Willbros Global Holdings, Inc., account no. at The Bank of Nova Scotia, International Banking Division, Toronto, ON Transit #52712, Swift NOSCCATT, for further credit to The Bank of Nova Scotia, Calgary Business Service Centre – Transit #12989, 2850 Sunridge Blvd NE, Calgary, Alberta TIY 6G2;

“Seller’s Group” means the Seller, its Affiliates (excluding the Company and the Subsidiaries) from time to time and all of them and each of them as the context admits and “member of the Seller’s Group” shall be construed accordingly;

“Shares” means 1,000 ordinary shares of par value US$1.00 each in the capital of the Company;

“Share Consideration” shall bear the meaning given to such term in clause 2.5;

“Statement” shall bear the meaning given to such term in clause 6.1;

“Subsidiary” means a subsidiary of the Company specified in schedule 2 and “Subsidiaries” means all those subsidiaries;

“Substantial Customer” means a customer accounting for more than ten per cent of the Group’s sales in the financial year ended on the Accounts Date;

“Substantial Supplier” means a supplier accounting for more than ten per cent of the Group’s purchases in the financial year ended on the Accounts Date;

“Target Working Capital Amount” means US$11,800,000;

“Tax” or “Taxation” means any tax, and any duty, contribution, impost, withholding, levy or charge in the nature of tax, whether domestic or foreign, and any fine, penalty, surcharge or interest connected therewith and includes corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), national insurance and social security contributions, capital gains tax, inheritance tax, value added tax, customs excise and import duties, stamp duty, stamp duty reserve tax, stamp duty land tax, insurance premium tax, air passenger duty, rates and water rates, land fill tax, petroleum revenue tax, advance petroleum revenue tax, gas levy, climate change levy and any other payment whatsoever which any person is or may be or become bound to make to any person and which is or purports to be in the nature of taxation;

“Taxation Authority” means any local, municipal, governmental, state, federal or fiscal, revenue, customs or excise authority, body, agency or official anywhere in the world having or purporting to have power or authority in relation to Tax;

“Taxation Statutes” means all statutes, statutory instruments, orders, enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees, providing for or imposing any Tax, and shall include any relevant predecessor legislation where that legislation was on substantially the same terms;

“TOCO” means The Oman Construction Company LLC;

“Transaction Documents” means this agreement together with any other documents executed pursuant to this agreement;

“Transaction Taxes” means any Taxes, duties and related charges (including any late payment interest) imposed as a result of the Completion and/or the transfer of the Shares, including sales, excise and value-added taxes, but excluding income and capital taxes on amounts paid hereunder.

“TRC” means a Mauritian Tax Residency Certificate for the 2010/2011 tax year of WIEL;

“TSA” means the transitional services deed in the agreed terms between the Buyer and an Affiliate of the Seller;

“US$” means United States Dollars, being the lawful currency of the United States of America;

“Warranties” means the warranties and representations set out in clause 8.1 and schedule 3;

“WIEL” means Willbros International Equipment (Mauritius) Limited; and

“Working Capital Amount” means the aggregate value as at Completion, of:

(a)	the inventory of the Group,

(b)	the accounts receivable of the Group (excluding Intra-Group Receivables),

(c)	all prepaid expenses of the Group, and

(d)	costs in excess of billings of the Group,

LESS the aggregate value as at Completion, of:

(e)	the accounts payable of the Group (excluding Debt and Intra-Group Payables),

(f)	all current accrued expenses of the Group, and

(g)	billings in excess of costs of the Group,

in each case calculated as at Completion in accordance with clause 7 and on the basis of the accounting policies and procedures set out in schedule 8.

1.2	In this agreement unless otherwise specified, reference to:

(a)	a person is a “subsidiary” of another person, its “holding company”, if that other person:

(i)	beneficially owns more than half the issued share capital or other equity interests of that person; or

(ii)	is able to direct the affairs and/or control the composition of the board of directors or its equivalent body of that person,

or if it is a subsidiary of a person which is itself a subsidiary of that other person;

(b)	a document in the “agreed terms” is a reference to that document in the form approved and for the purposes of identification signed by or on behalf of each Party;

(c)	“includes” and “including” shall mean including without limitation;

(d)	a “person” includes any person, individual, company, firm, corporation, partnership, other business entity, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(e)	“clauses”, “paragraphs” or “schedules” are to clauses and paragraphs of and schedules to this agreement;

(f)	“writing” means typed text or legible manuscript text;

(g)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(h)	a legal or regulatory provision or standard is to be construed as a reference to that legal or regulatory provision or standard as the same may have been amended or re-enacted before the date of this agreement;

(i)	any statute, statutory instrument, regulation, by-law or other requirement of English law and to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, procedure, court, official or any legal concept or doctrine or other expression shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English term; and

(j)	the time of day is reference to time in London, England.

1.3	The schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the schedules.

2.	SALE AND PURCHASE

2.1	Upon the terms of this agreement and subject to the Conditions, with effect from Completion the Seller shall sell and the Buyer shall purchase the full legal and beneficial interest in the Shares including all accrued rights and free from all Encumbrances and with full title guarantee.

2.2	The Seller waives or agrees to procure the waiver of any rights or restrictions conferred upon it or any other person which may exist in relation to the Shares under the articles of association of the Company or otherwise.

2.3	The Buyer shall not be obliged to complete the purchase of any of the Shares unless the Seller completes the sale of all of the Shares simultaneously, but completion of the purchase of some Shares shall not affect the rights of the Buyer with respect to its rights to the other Shares.

2.4	The consideration for such sale and purchase of the Shares shall be the Share Consideration.

2.5	The “Share Consideration” shall be:

(a)	US$39,900,000;

(b)	PLUS the amount (if any) of the Cash;

(c)	PLUS the amount (if any) by which the Working Capital Amount exceeds the Target Working Capital Amount;

(d)	LESS the amount (if any) of the Debt;

(e)	LESS the amount (if any) by which the Working Capital Amount is less than the Target Working Capital Amount; and

(f)	PLUS (or less, as appropriate, if any post completion adjustment results in payment to the Buyer) the Interest Element,

              up to a maximum of US$50,000,000.

3.	CONDITIONS

3.1	Completion is conditional upon the fulfilment of each of the Conditions as follows:

(a)	The Buyer’s obligation to complete this transaction is conditional upon the fulfilment (or waiver by the Buyer) of each of the following Conditions:

(i)	The Seller shall have obtained and provided to the Buyer written evidence reasonably satisfactory to the Buyer that Occidental Oman Gas Company LLC, Occidental Mukhaizna LLC and Occidental of Oman Inc., each consent to the change of control contemplated by this agreement in respect of Project No. 03832 with particular reference to Blocks 62, 9, 27 and 53;

(ii)	The Seller shall have obtained and provided to the Buyer written evidence reasonably satisfactory to the Buyer that Occidental Mukhaizna LLC consents to the change of control contemplated by this agreement in respect of Project No. 03836 with particular reference to contract MUK-CA-2011-JS-010;

(iii)	The Seller shall have obtained and provided to the Buyer written evidence reasonably satisfactory to the Buyer that Maqbool Hameed Al Saleh and the Company have been registered in the commercial register of TOCO in place of Hani Bin Juman Bin Ashour Al Rajab, Issa Bin Juman Bin Ashour Al Rajab, Adnan Bin Juman Bin Ashour Al Rajab, Hisham Bin Juman Bin Ashour Al Rajab, Hanadi Bin Juman Bin Ashour Al Rajab, Mishari Bin Juman Bin Ashour Al Rajab and Mariam Issa Mahmoud Somali (collectively, the “Rajab Holders”) such that Maqbool Hameed Al Saleh holds 30 per cent of the shares in TOCO and the Company holds 70 per cent of the shares in TOCO;

(iv)	The Seller shall have obtained and provided to the Buyer unanimous resolutions of the shareholders of TOCO (i) waiving their pre-emption rights in respect of the transfer of shares from the Rajab Holders to Maqbool Hameed Al Saleh, (ii) approving the registration of the transfer of the shares from the Rajab Holders to Maqbool Hameed al Saleh subject only to the receipt of the Share Consideration, (iii) approving the amendments under the Amendment Deed to the Constitutive Contract, subject only to the registration of the share transfer at the Oman Ministry of Commerce and Industry (the “MOCI”), (iv) entering into any document or agreement or executing any form necessary to effect the transfer and registration of the shares, and (v) nominating an authorised signatory(ies) to execute all documents required to effect the transfer of the shares;

(v)	The Seller shall have obtained and provided to the Buyer unanimous shareholder resolutions of TOCO waiving irrevocably any entitlement under Article 144 of the Omani Commercial Companies Law (Royal Decree 4/1974), including any and all rights of pre-emption over the shares;

(vi)	The Seller shall have obtained and provided to the Buyer evidence reasonably satisfactory to the Buyer of the submission of all documents requested to be submitted to the MOCI in respect of the registration of the transfer of the shares and there being no circumstances that exist that would prevent (i) the registration of the transfer of the shares at the MOCI, (ii) the issue by the MOCI of a computer printout evidencing ownership of the shares in the name of Maqbool Hameed Al Saleh and the Company, (iii) the issue by the MOCI of an authenticated copy of the Amendment Deed to the Constitutive Contract, and (iv) the insertion of the name of Maqbool Hameed Al Saleh and the Company in the shareholders’ register of TOCO as the legal title holder of the shares;

(vii)	Execution by the Seller of the TSA;

(viii)	The Warranties shall be true and correct as at the Completion Date;

(ix)	The Seller shall have performed in all material respects its obligations under this agreement; and

(x)	The Seller shall, by way of dividend, have reduced the cash balances in the Company by US$298,155.00 and in WIEL by US$529,228.00.

(b)	The Seller’s obligation to complete this transaction is conditional upon the fulfilment (or waiver by the Seller) of each of the following Conditions:

(i)	Execution by the Buyer of the TSA; and

(ii)	The Buyer shall have performed in all material respects its obligations under this agreement.

3.2	The Seller and the Buyer undertake to use all reasonable endeavours to procure the fulfilment of the Conditions set out in clause 3.1, in each case by 31 January 2013. In particular, in relation to paragraph (a)(iii) of clause 3.1, the Seller shall consult and co-operate with the Buyer, in particular by promptly providing all data and information which the Buyer or its representatives reasonably request for the purposes of procuring the fulfilment of this Condition.

3.3	The Seller shall keep the Buyer advised of the progress towards the satisfaction of its obligations under clause 3.2. The Buyer and the Seller may each by notice in writing to the other waive any of the Conditions contained in paragraphs (a) and (b) respectively in respect of clause 3.1 in whole or in part.

3.4	If any of the Conditions (save for those compliance with which has been waived in accordance with clause 3.3) has not been fulfilled on or before 31 January 2013, or such other date as the Parties may agree in writing, this agreement shall terminate with effect from that date.

3.5	If this agreement terminates in accordance with clause 3.4 then the obligations of the Parties shall automatically terminate save that the rights and liabilities of the Parties which have accrued prior to termination shall continue to subsist, including those under this clause 3.5 and clauses 11, 12, 14 and 17 to 25 (inclusive).

4.	PERIOD TO COMPLETION

4.1	The Seller undertakes with the Buyer to procure that each Group Company shall:

(a)	operate its business and activities in their usual course and in such a manner between the date of this agreement and the Completion Date as to ensure that no act or event shall occur during that period which would be reasonably expected to result in a breach of the Warranties upon their repetition immediately prior to Completion; and

(b)	comply with each of the undertakings set out in schedule 5.

4.2	Pending Completion, the Buyer and any person authorised by it shall be given reasonable access to the books and records of each Group Company and the directors and employees of each Group Company shall be instructed to give all such information and explanations as the Buyer or any such person acting on the Buyer’s behalf may reasonably request.

4.3	If:

(a)	the Seller is in breach of any of the Warranties; or

(b)	there shall occur any act or event which upon Completion would or might reasonably be expected to result in a breach of any of the Warranties were they repeated immediately prior to Completion by reference to the facts and circumstances then existing; or

(c)	there is any breach or non-fulfilment by the Seller of its obligations hereunder; or

(d)	between the date of this agreement and Completion there is any material adverse change in the business, operations, assets, liabilities or financial position of the Group taken as a whole (excluding world, regional or industry events that are not peculiar to the Group or any of its members), which in any such case is incapable of remedy or, if capable of remedy, is not remedied by the Seller by the Completion Date or (if earlier) within seven days after notice thereof from the Buyer requiring the same to be remedied, then in any such case the Buyer shall be entitled (in addition and without prejudice to any other rights or remedies it may have against the Seller under this agreement or otherwise) to elect by notice in writing to the Seller not to complete the purchase of the Shares, in which event clause 4.5 shall apply and this agreement shall automatically terminate save that the rights and liabilities of the Parties which have accrued prior to termination shall continue to subsist, including those under this clause 4.3 and clauses 11, 12, 14 and 17 to 25 (inclusive).

4.4	The Seller undertakes to the Buyer that it will disclose forthwith in writing to the Buyer any matter or thing which may arise or become known to it after the date hereof which is inconsistent with any of the Warranties were they to be repeated at Completion by reference to the facts and circumstances then subsisting.

4.5	If the Buyer elects not to complete the purchase of the Shares as provided in clause 4.3 (in the case of sub-clause (d) of clause 4.3, as a result of the breach by the Seller of any of its obligations under this agreement), then (in addition and without prejudice to any other rights or remedies the Buyer may have against the Seller) the Seller shall indemnify the Buyer against all costs, charges and expenses incurred by it in connection with the proposed sale and purchase of the Shares.

4.6	At least five Business Days prior to the date fixed for Completion, the Seller, acting reasonably and in good faith (but otherwise without liability), shall provide to the Buyer a written estimate, together with reasonable supporting documentation, of the Debt and Cash as at the date fixed for Completion.

5.	COMPLETION

5.1	Completion shall take place at the offices of the Buyer’s Solicitors on the third Business Day following the date when all of the Conditions shall have been fulfilled or waived.

5.2	On Completion, the Seller shall deliver to or, if the Buyer so agrees, make available to the Buyer:

(a)	a share transfer form relating to all the Shares duly executed by the Seller in favour of the Buyer (or as it may direct);

(b)	share certificates (if any) relating to the Shares;

(c)	any waivers or consents by members of any Group Company or other persons which the Buyer has specified prior to Completion in the agreed terms so as to enable the Buyer or its nominees to be registered as the holders of the Shares;

(d)	resignations in the agreed terms of Jerrit M. Coward, Lori Pinder and Latif A. Razek as director, officer or manager of any Group Company, including the resignation of Latif A. Razek as managing director of TOCO;

(e)	resignations in the agreed terms of Reid Services Limited as Assistant Secretary of the Company;

(f)	an original consultancy agreement signed by Latif A. Razek;

(g)	a lease granted to TOCO by the heirs of Juman Ashour Rajab for the yard and main office in Muscat (Aziaba) for a period of one year commencing on 1 January 2013 at a rental not greater than OMR 132,000 per year;

(h)	the common seals, certificates of incorporation and statutory books and share certificate books of each Group Company;

(i)	copy of updated MOCI commercial registration information printout in relation to TOCO;

(j)	original of the MOCI commercial registration certificate in relation to TOCO;

(k)	duly renewed Oman Chamber of Commerce and Industry membership certificate in relation to TOCO;

(l)	original updated MOCI authorised signatories specimen signature form in relation to TOCO;

(m)	original/copy of the Amendment Deed to the Constitutive Contract duly authenticated by the MOCI official attestor recording the amendment to the names of the shareholders of TOCO;

(n)	insertion of the name of Maqbool Hameed Al Saleh and the Company in the shareholders’ register of TOCO in respect of the transferred shares;

(o)	delivery by Appleby Trust (Cayman) Ltd of the statutory books of the Company; and

(p)	delivery by Appleby Trust (Mauritius) Ltd of the statutory books of WIEL.

5.3	At or prior to Completion (and prior to the taking effect of the resignations of the directors referred to in clause 5.2(d) above), the Seller shall procure the passing of board resolutions of the relevant Group Company in the agreed terms:

(a)	approving the transfers in respect of the Shares and the updating of the Register of Members of the Company applicable thereto;

(b)	authorising the delivery to the Buyer of share certificates in respect of the Shares;

(c)	accepting the resignation of Latif A. Razek as managing director of TOCO;

(d)	accepting the resignation of the current directors;

(e)	accepting the resignations of Lori Pinder and Reid Services Limited as Secretary and Assistant Secretary of the Company, respectively;

(f)	appointing Andrew Beaney to be the new managing director, John Collings to be the chief operating officer, George Isaac to be the new chief finance officer, and Barry King to be an additional operations manager, and any other director, officers or managers of TOCO and/or any other Group Company;

(g)	revoking all mandates to bankers and giving authority in favour of the officers and managers appointed under clause 5.3(f) above or such other persons as the Buyer may nominate to operate the bank accounts thereof; and

(h)	resolving to amend the logo of TOCO to remove the reference to Willbros and include the name of Interserve.

5.4	The Seller shall procure that at or prior to Completion there are repaid all sums (if any) owing to any Group Company by any member of the Seller’s Group or to any member of the Seller’s Group by any Group Company, whether or not such sums are due for repayment.

5.5	The Seller shall use its reasonable endeavours to procure:

(a)	that, as at Completion (except in the case of the bank guarantees and letters of credit listed in clause 3.3 of the Disclosure Letter), each Group Company is released from any guarantee, indemnity, bond, letter of comfort or Encumbrance or other similar obligation given or incurred by it in favour of any member of the Seller’s Group; and, prior to such repayment or release (except in the case of the bank guarantees and letters of credit listed in clause 3.3 of the Disclosure Letter), the Seller undertakes to the Buyer (on behalf of itself and as trustee on behalf of each Group Company) to keep each Group Company fully indemnified against any failure to make any such repayment or any liability arising under any such guarantee, indemnity, bond, letter of comfort or Encumbrance;

(b)	the release, within a period of four months following Completion, of the guarantee/standby letter of credit (OGOMNF09010265) listed in clause 3.3 of the Disclosure Letter, to the extent it has not been released by Completion and, prior to such repayment or release, the Seller undertakes to the Buyer (on behalf of itself and as trustee on behalf of each Group Company) to keep each Group Company fully indemnified against any failure to make any such repayment or any liability arising under such guarantee/standby letter of credit; and

(c)	the TRC, within a period of twelve months following Completion.

5.6	Upon compliance by the Seller with the provisions of clauses 5.2, 5.3, 5.4 and 5.5(a), the Buyer shall provide for the electronic transfer of the Completion Payment less US$2,359,905 to the Seller’s Account, and the sum of US$2,359,905 to the Retention Account, and receipt by such banks of such sums shall be good discharge to the Buyer.

5.7	If in any respect the obligations of the Seller or the Buyer are not complied with on Completion, the Party not in default may:

(a)	defer Completion to a date not more than 28 days after Completion should have taken place but for the said default (and so that the provisions of this clause 5, apart from this clause 5.7(a), shall apply to Completion as so deferred); or

(b)	terminate this agreement without prejudice to the rights and liabilities which accrued prior to termination which shall continue to subsist including those under this clause 5.7(a) and clauses 11, 12, 14 and 17 to 25 (inclusive), by means of a notice in writing served on the other.

5.8

The Seller acknowledges that, immediately following Completion until such time as the transfer(s) of the Shares have been registered in the register of members of the Company, the Seller will hold those Shares registered in its name on trust for and as nominee for the Buyer or its nominees and undertakes to hold all dividends and distributions and exercise all voting rights available in respect of those Shares in accordance with the directions of the Buyer or its nominees, and if the Seller is in breach of the undertakings contained in this clause the Seller irrevocably authorises the Buyer to appoint some person or persons to execute all instruments or proxies (including consents to short notice) or other documents which the Buyer or its nominees may reasonably require and which may be necessary to enable the Buyer or its nominees to attend and vote at general meetings of the Company and to do any thing or things necessary to give effect to the rights contained in this clause.

6.	COMPLETION ACCOUNTS

6.1	The Buyer shall procure that the Group prepares drafts of the Completion Accounts and the Statement in the format set out in part 2 of schedule 7 (the “Statement”), on the basis of the accounting policies and procedures set out in schedule 8 and deliver them to the Seller within 40 Business Days of Completion.

6.2	The Seller shall notify the Buyer in writing within 20 Business Days of receipt of such draft Completion Accounts and the Statement whether or not it accepts the draft Completion Accounts and Statement for the purposes of this agreement.

6.3	If the Seller notifies the Buyer that it does not accept such draft Completion Accounts and Statement:

(a)	it shall, at the same time as it notifies the Buyer that it does not accept such draft Completion Accounts and Statement, set out in such notice in writing its reasons in reasonable detail for such non-acceptance and specify the adjustments which, in its opinion, should be made to the draft Completion Accounts and the Statement in order to comply with the requirements of this agreement; and

(b)	the parties shall use all reasonable endeavours to:

(i)	meet and discuss the objections of the Seller, and

(ii)	try to reach agreement upon the adjustments (if any) required to be made to the draft Completion Accounts and the Statement,

in each case, within 15 Business Days of the Seller’s notice of non-acceptance pursuant to clause 6.2 (or such other time as the Parties may agree in writing).

6.4	If the Seller is satisfied with the draft Completion Accounts and the Statement (either as originally submitted or after adjustments agreed between the Seller and the Buyer) or if the Seller fails to notify the Buyer of its non-acceptance of the draft Completion Accounts and the Statement within the 15 Business Day period referred to in clause 6.2, then the draft Completion Accounts and the Statement (incorporating any agreed adjustments) shall constitute the Completion Accounts and the Statement for the purposes of this agreement.

6.5	If the Seller and the Buyer do not reach agreement within the 15 Business Day period referred to in clause 6.3(b) (or such other time as the Parties may agree in writing) then the matters in dispute (and only those) shall be referred, on the application of either the Seller or the Buyer, for determination by an independent firm of internationally recognised chartered accountants to be agreed upon by the Seller and the Buyer or, failing agreement, to be selected, on the application of either the Seller or the Buyer, by the President for the time being of the Institute of Chartered Accountants in England and Wales or his duly appointed deputy (the “firm”). The following provisions shall apply to such determination:

(a)	the Buyer and/or the Buyer’s accountants and the Seller and/or the Seller’s accountants shall each promptly (and in any event within such time frame as reasonably enables the firm to make its decision in accordance with the time frame set down in clause 6.5(b)) prepare and deliver to the firm a written statement on the matters in dispute (together with the relevant supporting documents);

(b)	the firm shall be requested to give its decision within 15 Business Days (or by such later date as the firm determines) of the confirmation and acknowledgment by the firm of its appointment hereunder;

(c)	in giving such determination, the firm shall state what adjustments (if any) are necessary to the draft Completion Accounts and the Statement in respect of the matters in dispute in order to comply with the requirements of this agreement and shall give its reasons therefor;

(d)	the firm shall act as an expert (and not as an arbitrator) in making any such determination which shall be final and binding on the Parties (in the absence of manifest error);

(e)	each Party shall bear the costs and expenses of all counsel and other advisers, witnesses and employees retained by it and the costs and the expenses of the firm shall be borne between the Seller and the Buyer in such proportions as the firm shall in its discretion determine or, in the absence of any such determination, equally between the Seller and the Buyer.

6.6	When the Seller and the Buyer reach (or pursuant to clause 6.4 are deemed to reach) agreement on the Completion Accounts and the Statement or when the Completion Accounts and the Statement are finally determined at any stage in accordance with the procedures set out in this clause 6:

(a)	the Completion Accounts and the Statement as so agreed or determined shall be the Completion Accounts and the Statement for the purposes of this agreement and shall be final and binding on the Parties; and

(b)	the Working Capital Amount, the Debt and the Cash shall be as set out in the Statement.

6.7	Subject to any rule of law or any regulatory body or any provision of any contract or arrangement entered into prior to the date of this agreement to the contrary, the Seller shall procure that each member of the Sellers’ Group shall, and the Buyer shall procure that the Group shall, promptly provide each other, their respective advisers, the firm, the Buyer’s accountants and the Seller’s accountants with all information (in their respective possession or control) relating to the operations of the Group, including access at all reasonable times to all the Group’s employees, books, records, and other relevant information and all co-operation and assistance, as may in any such case be reasonably required to:

(a)	enable the production of the Completion Accounts and the Statement; and

(b)	enable the firm to determine the Completion Accounts and the Statement.

The Seller and the Buyer hereby authorise each other, their respective advisers and the firm to take copies of all information which they have agreed to provide under this clause 6.7.

6.8	Subject to clause 6.5(e), the Seller and the Buyer shall each bear their own costs and expenses arising out of the preparation and review of the Completion Accounts and the Statement.

7.	COMPLETION ACCOUNTS PAYMENTS/RETENTION ACCOUNT

7.1	Within five Business Days after the agreement or determination of the Completion Accounts and the Statement in accordance with the provisions of clause 6:

(a)	if the Completion Payment is less than the Share Consideration (excluding the Interest Element) then the Buyer shall be liable to pay to the Seller the amount of such shortfall;

(b)	if the Completion Payment is more than the Share Consideration (excluding the Interest Element) then the Seller shall be liable to pay to the Buyer the amount of such excess;

together, in each case, with an amount equal to interest on the amount so payable at the Agreed Rate per annum for the period from the Completion Date to the date of payment (both dates inclusive) (the “Interest Element”).

7.2	Any payment due under:

(a)	clause 7.1(a) shall be paid promptly by the Buyer in immediately available funds to the Seller’s Account; or

(b)	clause 7.1(b), shall, to the extent possible, be made from the Retention Account in immediately available funds to the Buyer’s Account, and, if the amount in the Retention Account is insufficient, by the Seller in immediately available funds to the Buyer’s Account.

7.3	No amount shall be released out of the Retention Account otherwise than in accordance with this clause 7.

7.4	Subject as otherwise provided by this clause 7, the amount (if any) standing to the credit of the Retention Account after any payment made pursuant to clause 7.2 (the “Release Date”) shall be released to the Seller.

7.5	Any interest that may accrue on the credit balance on the Retention Account shall be credited to the Retention Account and any payment of principal out of the Retention Account shall include a payment of the interest earned on such principal sum by the Retention Account.

7.6	The liability to taxation on any interest on any amount in the Retention Account shall be borne by the party ultimately entitled to that amount.

7.7	Save as provided elsewhere in this agreement:

(a)	the amount of the Share Consideration paid into the Retention Account shall not be regarded as imposing any limit on the amount of any claims under this agreement or under any of the documents executed pursuant to this agreement;

(b)	if any payment to be made pursuant to clause 7.1(b) is not satisfied in full from the Retention Account, that payment (to the extent not so satisfied) shall remain fully enforceable against the Seller; and

(c)	nothing in this clause 7 shall prejudice, limit or otherwise affect any right, including to make any claim, or remedy either Party may have from time to time against the other Party either under this agreement or under any of the documents executed pursuant to this agreement.

7.8	If any sum due for payment under or in accordance with this agreement by one Party to another is not paid on the due date, the Party in default shall pay interest thereon (at the same time payment is made) at the Default Rate for the period from the due date to the date of actual payment (both dates inclusive).

8.	WARRANTIES

8.1	The Seller warrants and represents to the Buyer, as at the date of this agreement and at every moment until Completion, that:

(a)	it is the sole legal and beneficial owner of the Shares, the Shares are fully paid or credited as fully paid and there is no Encumbrance in relation to any of the Shares;

(b)	it has full power to enter into and perform and has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each document to be executed by it at or before Completion;

(c)	the Seller is an exempted company with limited liability duly organised and validly existing under the laws of the Cayman Islands and has been in continuous existence since incorporation;

(d)	the Seller is not, or is not deemed to be, unable to pay its debts;

(e)	no order has been served on the Seller and no resolution has been passed for the winding-up or dissolution of the Seller; the Seller is not in administration and no steps have been taken to place the Seller into administration (including the filing of any notice of intention to appoint an administrator over the Seller); the Seller is not subject to a company voluntary arrangement and no such arrangement has been proposed nor is the Seller subject to a scheme of arrangement and no such scheme has been proposed; no receiver (whether statutory or contractual) has been appointed to the Seller or any of its assets; the Seller is not in administrative receivership and has not suspended payments on any of its debts, nor entered into any compromises with any or all of its creditors; and

(f)	its obligations in this agreement and the completion of the transactions contemplated hereby are enforceable in accordance with their terms.

8.2	The Buyer warrants and represents to the Seller, as at the date of this agreement and at every moment until Completion, that:

(a)	it has full power to enter into and perform and has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each document to be executed by it at or before Completion;

(b)	the Buyer is a limited company duly organised and validly existing under the laws of its country of incorporation and has been in continuous existence since incorporation;

(c)	the Buyer is not, or is not deemed to be, unable to pay its debts;

(d)	no order has been served on the Buyer and no resolution has been passed for the winding-up or dissolution of the Buyer; the Buyer is not in administration and no steps have been taken to place the Buyer into administration (including the filing of any notice of intention to appoint an administrator over the Buyer); the Buyer is not subject to a company voluntary arrangement and no such arrangement has been proposed nor is the Buyer subject to a scheme of arrangement and no such scheme has been proposed; no receiver (whether statutory or contractual) has been appointed to the Buyer or any of its assets; the Buyer is not in administrative receivership and has not suspended payments on any of its debts, nor entered into any compromises with any or all of its creditors; and

(e)	its obligations in this agreement and the completion of the transactions contemplated hereby are enforceable in accordance with their terms.

8.3	The Seller warrants and represents to the Buyer in the terms of the Warranties and the Seller acknowledges and confirms that the Buyer is relying upon such warranties and representations in entering into this agreement. The Warranties shall be deemed to have been repeated immediately prior to Completion by reference to the facts and circumstances then subsisting.

8.4	The Seller undertakes that it will not (and will procure that none of its Related Persons will) bring any claim or other action in respect of negligence or otherwise (a “Claim”) against any Group Company (or any of their respective directors, officers, employees or agents) in relation to any matter arising (directly or indirectly) out of or in connection with any Transaction Document. To the extent that any such Claim exists (if any and without prejudice to the aforesaid), the Seller irrevocably and unconditionally waives the right to bring any Claim against or recover any sums from any Group Company (or any of their respective directors, officers, employees or agents) in relation to any Claim. It is intended that any Group Company (or any of their respective directors, officers, employees or agents) shall be entitled to the benefit of the undertakings, releases and waivers provided for in this clause for the purpose of, inter alia, the Contracts (Rights of Third Parties) Act 1999.

Nothing in this clause shall exclude or limit liability in respect of a Claim arising directly out of any statements made fraudulently or arising as a direct result of wilful concealment by any Group Company (or any of their respective directors, officers, employees or agents).

8.5	Without restricting the rights of the Buyer or the ability of the Buyer to claim damages on any basis available to it if the Seller is in breach of any of the Warranties, the Seller shall pay to the Buyer on demand the amount necessary to put the Group into the position which would have existed if clause 8.1 and Warranties 1.2 and 1.3 had not been breached together with all costs and expenses incurred by the Buyer and any Group Company as a result of such breach up to a maximum sum equal to the Share Consideration.

8.6	Each of the Warranties shall be construed as a separate warranty, and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties or by any other term of this agreement.

8.7	Any Warranty expressed to be given “so far as the Seller is aware” or otherwise qualified by reference to the knowledge of the Seller shall be deemed to be limited to the actual knowledge of Latif A. Razek, Ali El Zein and Ged Waterson with respect to the truth and accuracy of that Warranty.

8.8	The liability of the Seller under the Warranties shall be limited if and to the extent that the limitations referred to in schedule 4 apply.

8.9	The Seller shall not be liable in respect of a claim under the Warranties to the extent that the same or circumstances giving rise thereto are fairly disclosed with sufficient details to identify the nature and scope of the matters disclosed in the Disclosure Letter or are expressly provided for or noted in the Accounts or reflected in the Completion Accounts. No letter, document or other communication shall be deemed to be disclosed except and to the extent that the same is referred to in the Disclosure Letter.

8.10	Any payment due in respect of any claim under this agreement shall for all purposes be deemed to be and shall take effect as a reduction in the consideration paid by the Buyer for the Shares.

9.	INDEMNITIES

9.1	Without limiting the rights of the Buyer to claim damages for breach of the Seller’s Warranties on a warranty basis, the Seller shall indemnify the Buyer against all Losses arising from or in connection with any liability (except to the extent taken into consideration in the Completion Accounts):

(a)	for Taxes, claims and assessments (including any late payment interest) from any Taxation Authority arising from or in connection with payments made to the Seller pursuant to the Transaction Documents, other than Transaction Taxes;

(b)	for Tax liabilities of the Company and/or its Subsidiaries (including any late payment interest) arising with respect to the period prior to, or arising as a consequence of any event which occurred before, Completion, over and above any reserve for Taxes reflected in the Accounts and/or the Completion Accounts;

(c)	in the event of any investigation, enquiry, demand or claim by any Taxation Authority related to or with the affairs of the Buyer arising from or out of any actual or alleged Tax liability of the Seller in connection with the transactions contemplated herein, whether or not legitimate or valid under applicable laws, the Seller shall reimburse the Buyer for all costs and expenses incurred by the Buyer in relation thereto, including fees of legal counsel, tax advisers and accountants;

(d)	arising from the failure to obtain the TRC;

(e)	arising from any claims made under the guarantee from Oman International Bank on behalf of Willbros Engineers (UAE) Branch expiring 19 March 2013;

(f)	subject to schedule 4, arising from any claims made in respect of projects completed by the Company and its Subsidiaries within the ten year period ending on the date of Completion;

(g)	in respect of claims relating to employee end of service benefits, gratuities and/or pensions arising as a consequence of the policy followed by the Company and its Subsidiaries in respect of dismissing and immediately re-hiring employees on an annual basis, up to and including the date of Completion; and

(h)	arising as a consequence of the 2009 merger between Willbros International Equipment Limited and International Pipeline Equipment Inc.

9.2	Without limiting the rights of the Seller to claim damages for breach of the Buyer’s warranties on a warranty basis, the Buyer shall indemnify the Seller against all Losses arising from or in connection with any liability:

(a)	for Taxes, claims and assessments (including any late payment interest) from any Taxation Authority arising from or in connection with payments made to the Buyer pursuant to the Transaction Documents, other than Transaction Taxes;

(b)	for Tax liabilities of the Company and/or its Subsidiaries (including any late payment interest) arising with respect to any period after, or arising as a consequence of any event which occurred after, Completion; and

(c)

in the event of any investigation, enquiry, demand or claim by any Taxation Authority related to or with the affairs of the Seller arising from or out of any actual or alleged Tax liability of the Buyer in connection with the transactions contemplated herein, whether or not legitimate or valid under applicable laws, the Buyer shall reimburse the Seller for all costs and expenses incurred by the Seller in relation thereto, including fees of legal counsel, tax advisers and accountants.

9.3	The Seller and the Buyer shall share equally the responsibility for any Transaction Taxes.

10.	PROTECTION OF GOODWILL

10.1	The Seller undertakes to the Buyer (for itself and as trustee for each member of the Group) that it will procure that no member of the Seller’s Group will:

(a)	for a period of five years from Completion carry on, or be a shareholder (directly or indirectly) in (except as the holder of not more than five per cent of any class of securities which are listed or dealt in on a recognised securities exchange), or be a consultant to, any business within the Sultanate of Oman competing with any of the businesses carried on by the Group at Completion;

(b)	during the period of five years from Completion solicit the custom of any person in the Sultanate of Oman in respect of goods or services competitive with those supplied by the Group prior to Completion, such other person (or their agents) having been a client or customer of the Group in the Sultanate of Oman in respect of such goods or services during the period of six months prior to Completion;

(c)	during the period of five years from Completion solicit the services of, or endeavour to entice away from the Group any director, employee or consultant of the Group (other than Jerry Nealy) who at Completion or at any time during the period of six months prior to Completion occupied a senior or managerial position in relation to the Company or any member of the Group and/or who was likely (in the opinion of the Company) to be:

(i)	in possession of confidential information relating to; or

(ii)	able to influence the customer connections of,

any member of the Group (whether or not such person would commit any breach of his contract of employment or engagement by reason of leaving the service of such company); nor

(d)	use any trade or domain name (including the expressions “TOCO” and “The Oman Construction Company”) or logo or email address used by any member of the Group at any time during the two years immediately preceding the date of this agreement or any other name intended or likely to be confused with any such trade or domain name or e-mail address (excluding the name “Willbros” and any trade or domain name or logo including the name “Willbros”).

10.2	The Seller agrees that the undertakings contained in this clause 10 are reasonable and are entered into for the purpose of protecting the goodwill and confidential knowhow of the business of each member of the Group and that accordingly the benefit of the undertakings may be assigned by the Buyer and its successors in title without the consent of the Seller.

10.3	Each undertaking contained in this clause 10 is and shall be construed as separate and severable and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade or unenforceable in whole or in part for any reason the remaining undertakings or parts thereof, as appropriate, shall continue to bind the Seller.

10.4	If any undertaking contained in this clause 10 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable. Without prejudice to the generality of the foregoing, in such circumstances, any relevant period of time (as the same may previously have been reduced by virtue of this clause 10.4) shall take effect as if reduced by successive six month periods until the resulting period shall be valid and enforceable.

11.	CONFIDENTIAL INFORMATION

11.1	The Seller shall not, and shall procure that no other member of the Seller’s Group or any director, officer or employee or adviser or agent of the Seller’s Group shall, use or disclose to any person Confidential Information.

11.2	Clause 11.1 does not apply to:

(a)	disclosure of Confidential Information to or at the written request of the Buyer;

(b)	use or disclosure of Confidential Information required to be disclosed by law, regulation, or a recognised stock exchange;

(c)	disclosure of Confidential Information to any Taxation Authority;

(d)	disclosure of Confidential Information to employees (on a need-to-know basis), lenders and professional advisers of the Seller; or

(e)	Confidential Information which is in the public domain, or becomes part of the public domain other than by the Seller’s breach of clause 11.1.

12.	ANNOUNCEMENTS

12.1	No Party shall disclose the making of this agreement or its terms or the existence or the terms of any other agreement referred to in this agreement (except those matters set out in the press release in the agreed terms and subject to clause 13.3) and each Party shall procure that each of its Related Persons and its professional advisers shall not make any such disclosure without the prior consent of the other Party unless disclosure is:

(a)	to its employees (on a need-to-know basis), lenders and professional advisers; or

(b)	required by law or any recognised stock exchange or the rules and requirements of any other regulatory body and disclosure shall then only be made by that Party:

(i)	after it has taken all such steps as may be reasonable in the circumstances to provide the contents of such announcement to the other Party before making such announcement; and

(ii)	to the person or persons and in the manner required by law or the recognised stock exchange or such other regulatory body or as otherwise agreed between the Parties;

provided that this clause 12.1 does not apply to announcements, communications or circulars made or sent by the Buyer after Completion to customers, clients or suppliers of any Group Company to the extent that it informs them of the Buyer’s acquisition of the Shares or to any announcements containing only information which has become generally available.

12.2	The restrictions contained in clause 12.1 shall apply without limit of time and whether or not this agreement is terminated.

13.	ASSIGNMENT

13.1	This agreement is personal to the Parties and accordingly, subject to clause 13.2, no Party without the prior written consent of the other shall assign, transfer, charge or declare a trust of the benefit of all or any of any other Party’s obligations nor any benefit arising under this agreement.

13.2	The Buyer may (without the consent of the Seller) assign to any member of the Buyer’s Group the benefit of all or any of the Seller’s obligations or any benefit it enjoys under this agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains a member of the Buyer’s Group and that immediately before ceasing to be such a member the assignee shall assign the benefit to a member of the Buyer’s Group.

The sale or transfer of all or part of the business of any member of the Group to any member of the Buyer’s Group shall not affect the liability of the Seller under any provision of this agreement whatsoever.

13.3	The Buyer may disclose to a proposed assignee information in its possession relating to the provisions of this agreement and the Seller’s Group which it is necessary to disclose for the purposes of the proposed assignment, notwithstanding the provisions of clause 12.

14.	COSTS

Unless expressly otherwise provided in this agreement, each of the Parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares.

15.	EFFECT OF COMPLETION

15.1	The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

15.2	The remedies of the Buyer in respect of any breach of any of the Warranties shall continue to subsist notwithstanding Completion, subject to schedule 4.

16.	FURTHER ASSURANCES

Following Completion, the Seller shall from time to time promptly upon request from the Buyer at the Seller’s expense do or procure the doing of all acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the Buyer for the purpose of vesting in the Buyer the full legal and beneficial title to the Shares and otherwise giving the Buyer the full benefit of this agreement.

17.	ENTIRE AGREEMENT

Each Party, on behalf of itself and as agent for each of its Related Persons, acknowledges and agrees with the other Party (each such Party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)	the Transaction Documents constitute the entire and only agreement between the Parties and their respective Related Persons relating to the subject matter of the Transaction Documents; and

(b)

neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor has any Party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto;

provided that the provisions of this clause 17 shall not exclude any liability which any of the Parties or, where appropriate, their Related Persons would otherwise have to any other Party or, where appropriate, to any other Party’s Related Persons or any right which any of them may have in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

18.	VARIATIONS

This agreement may be varied only by a document signed by or for and on behalf of each of the Seller, the Guarantor and the Buyer.

19.	WAIVER

19.1	A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting Party and then only in the instance and for the purpose for which it is given.

19.2	No failure or delay on the part of any Party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

19.3	No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the Seller, the Guarantor and the Buyer.

19.4	The rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law; provided that the exercise of any and all such remedies shall be subject to schedule 4.

20.	INVALIDITY

If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

21.	NOTICES

21.1	Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered by hand or by courier or sent by fax or prepaid first class post (air mail if posted to or from a place outside the United Kingdom):

in the case of the Buyer to:

c/o Interserve Plc

Interserve House

Ruscombe Park

Twyford

Reading

Berkshire

RG10 9JU

United Kingdom

Fax: +44 118 932 1277

Attention: Adrian Ringrose/Trevor Bradbury

in the case of the Seller to:

c/o Willbros Group, Inc.

4400 Post Oak Parkway, Suite 1000

Houston, Texas 77027

Fax: +1-713-403-8136

Attention: General Counsel

in the case of the Guarantor to:

4400 Post Oak Parkway, Suite 1000

Houston, Texas 77027

Fax: +1-713-403-8136

Attention: General Counsel

and shall be deemed to have been duly given or made as follows:

(a)	if delivered by hand or by courier, upon delivery at the address of the relevant Party;

(b)	if sent by first class post, two Business Days after the date of posting;

(c)	if sent by air mail, five Business Days after the date of posting; and

(d)	if sent by fax, when despatched;

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. on a Business Day, such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

21.2	A Party may notify the other Party to this agreement of a change to its name, relevant addressee, address or fax number for the purposes of clause 21.1 provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

22.	COUNTERPARTS

22.1	This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any Party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all Parties.

22.2

Delivery of an executed signature page of a counterpart by fax or in AdobeTM Portable Document Format (PDF) sent by email shall take effect as delivery of an executed counterpart of this agreement. If either method is adopted, without prejudice to the validity of such agreement, each Party shall provide the others with the original of such page as soon as reasonably practicable thereafter.

23.	GOVERNING LAW AND JURISDICTION

23.1	This agreement, and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation (including any non-contractual disputes or claims), shall be governed by and construed in accordance with the laws of England and Wales.

23.2	Any dispute arising out of or in connection with this contract, including any question regarding its existence, validity, formation or termination, shall be referred to and finally resolved by arbitration under the rules of the London Court of International Arbitration (the “Rules”), which Rules are deemed to be incorporated by reference into this clause.

23.3	The number of arbitrators shall be one.

23.4	The seat, or legal place, of arbitration shall be London, United Kingdom.

23.5	The language to be used in the arbitral proceedings shall be English.

24.	THIRD PARTY RIGHTS

24.1	Any person (other than the Parties to this agreement) who is given any rights or benefits under clauses 8.4 and 17 (a “Third Party”) shall be entitled to enforce those rights or benefits against the Parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

24.2	Save as provided in clause 24.1, the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded.

24.3	The Parties may amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the Parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

24.4	Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the Parties and which may affect the rights or benefits of the Third Party.

25.	GUARANTEE AND INDEMNITY

25.1	In consideration of the Buyer entering into this agreement and the TSA, the Guarantor gives in favour of the Buyer the guarantee and indemnity in the terms set out in schedule 9.

25.2	The Guarantor warrants to the Buyer in the terms of clauses 8.1(b) to 8.1(f) inclusive both at the date of this agreement and immediately prior to completion save that reference in clauses 8.1(b) to 8.1(f) to the Seller shall be replaced by appropriate references to the Guarantor (the equivalent of clause 8.1(c) being modified to fit the Guarantor).

AS WITNESS whereof this agreement has been executed on the date first above written.

SCHEDULE 1

Particulars relating to the Company

Country of incorporation:	Cayman Islands

Issued share capital:	1,000 ordinary shares of par value US$1.00 each

Directors:	Jerrit Morris Coward and Lori Pinder

Secretary:	Lori Pinder

Auditors:	None

Accounting reference date:	Calendar year

Registered Office:	c/o Clifton House, 75 Fort Street PO Box 1350, Georgetown Grand Cayman KY1-1108 Cayman Islands

SCHEDULE 2

Particulars relating to Subsidiaries

The Oman Construction Company LLC

Country of incorporation:	Oman

Issued share capital:	2,600 shares of par value RO100 each, of which the Company owns 1,274 shares

Directors:	Hani Juman Ashour Rajab Jerrit Morris Coward Latif A. Razek

Secretary:	Lori Pinder

Auditors:	Ernst & Young PO Box 1750 Ruwi Postal Code 112 Sultanate of Oman

Accounting reference date:	Calendar year

Registered Office:	P.O. Box 142 PC 100 Muscat Sultanate of Oman

Willbros International Equipment (Mauritius) Limited

Country of incorporation:	Mauritius

Issued share capital:	300,000 ordinary registered shares of par value US$1.00 each

Directors:	Jerrit Morris Coward Lori Pinder Malcolm Moller Gilbert Noel

Secretary:	Appleby Management (Mauritius) Ltd, 8th Floor, Medine Mews La Chaussee Street Port Louis, Mauritius

Auditors:	Grant Thornton 9th Floor, Ebene Tower 52, Cybercity Ebene, Mauritius

Accounting reference date:	Calendar year

Registered Office:	Appleby Management (Mauritius) Ltd, 8th Floor, Medine Mews La Chaussee Street Port Louis, Mauritius

SCHEDULE 3

The Warranties

1.	THE COMPANY, THE SHARES AND THE SUBSIDIARIES

1.1	Incorporation and Existence

The Company and each of the Subsidiaries are limited companies (or exempted companies with limited liability) duly organised and validly existing under the laws of the countries of their incorporation as set out in schedule 2 and have been in continuous existence since incorporation.

1.2	The Shares

(a)	No person has claimed to be entitled to an Encumbrance in relation to any of the Shares and no Group Company is under any obligation (whether actual or contingent) to sell, charge or otherwise dispose of any of the Shares or any interest therein to any person.

(b)	Other than this agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, a share in the capital of the Company (including an option or right of pre-emption or conversion).

1.3	The Subsidiaries

(a)	The Company does not have any subsidiary undertakings other than the Subsidiaries. Each of the Subsidiaries is a wholly-owned subsidiary of the Company (unless otherwise indicated in schedule 2) and each of the shares of each such company has been properly allotted and issued and is fully paid or credited as fully paid.

(b)	There is no Encumbrance in relation to any of the Subsidiaries or the shares or unissued shares in the capital of any of the Subsidiaries. No person has claimed to be entitled to an Encumbrance in relation to any of the shares of any of the Subsidiaries and no Group Company is under any obligation (whether actual or contingent) to sell, charge or otherwise dispose of any shares in any of the Subsidiaries or any interest therein to any person.

(c)	Other than this agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, a share in the capital of any of the Subsidiaries (including an option or right of pre-emption or conversion).

(d)	No Group Company owns any shares or stock in the capital of nor has any beneficial or other interest in any company or business organisation of whatever nature other than the Subsidiaries and no Group Company controls or takes part in the management of any other company or business organisation.

(e)	The Company does not and no Subsidiary has any branch, division, agency, place of business, operation or substantial assets outside their respective countries of incorporation as set out in schedule 2.

(f)	The guarantee issued in respect of Willbros Engineers (UAE) Limited, an Affiliate of the Seller, has been terminated and no liability on the part of the Company or any of the Subsidiaries remains pursuant to such guarantee.

(g)	No Group Company is subject to taxation in the United States.

2.	CONSTITUTION

2.1	Intra Vires

Each Group Company has the power to carry on its business as now conducted and the business of each Group Company has at all times been carried on intra vires.

2.2	Constitutional Documents

The memorandum and/or articles of association or similar constitutional document of each Group Company, copies of which have been provided to the Buyer, are true and complete and have embodied therein or annexed thereto copies of all resolutions, notices and agreements which are in force and which amend or supplement such constitutional documents, and all such resolutions, notices and agreements (if any) were duly and properly made.

2.3	Register of Members

The registers of members of each Group Company have been properly kept and contain true and complete records of the members from time to time of each Group Company and the Group has not received any notice or allegation that any of the records of such members is incorrect or incomplete or should be rectified.

2.4	Powers of Attorney

No Group Company has executed any power of attorney or conferred on any person other than its directors, officers and employees any authority to enter into any transaction on behalf of or to bind any Group Company in any way and which power of attorney remains in force or was granted or conferred within the three years prior to the date of this agreement.

2.5	Statutory Books and Filings

(a)	The statutory books of each Group Company are up-to-date, in the possession of the Group and are true and complete in accordance with the relevant applicable law for each Group Company.

(b)	All resolutions, annual returns and other documents required to be delivered to the relevant company registry or other corporate authority in any jurisdiction have been properly prepared and filed and were true and complete.

(c)	Each Group Company is in good standing and all corporate filings and registrations are up to date.

3.	ACCOUNTS

3.1	General

(a)	The Accounts fairly present the:

(i)	assets, liabilities, financial position and state of affairs at the Accounts Date, and

(ii)	the profits and losses for the period ended on the Accounts Date,

of the Company and of each member of the Group in accordance with IFRS, with respect to TOCO, and GAAP, with respect to the Company and WIEL.

(b)	The Accounts have been properly prepared in accordance with IFRS, with respect to TOCO, and GAAP, with respect to the Company and WIEL, and audited, with respect to TOCO only.

(c)	The Accounts have been prepared in accordance with the applicable local laws applying to each of the Subsidiaries, and on a basis consistent with the basis upon which all consolidated accounts of the Group have been prepared in respect of the three years before the Accounts Date.

(d)	Adequate provisions for Taxes have been made in the Accounts for the 2008, 2009, 2010 and 2011 Tax years, in accordance with IFRS, with respect to TOCO, and GAAP, with respect to the Company and WIEL.

(e)	Adequate provisions have been made in the Accounts for all employment related disputes, to the extent required under IFRS, with respect to TOCO, and GAAP, with respect to the Company and WIEL.

3.2	Liabilities

The Accounts make full provision or reserve for or disclose all liabilities in excess of US$50,000 (including all contingent or deferred liability to Tax) of each Group Company, whether actual, contingent or otherwise, which are required under IFRS, with respect to TOCO, and GAAP, with respect to the Company and WIEL, to be provided for, reserved or disclosed.

3.3	Off Balance Sheet Financing

No member of the Group is engaged in any financing (including the incurring of any borrowing or any indebtedness in the nature of acceptances or acceptance credits) of a type which would not be required to be shown or reflected in the Accounts.

3.4	Accounting and Other Records

(a)	The books of account and all other records of the Company (including any which it may be obliged to produce under any contract now in force) are up to date, in its possession and are true and complete in accordance with the law and applicable standards, principles and practices generally accepted in the Cayman Islands.

(b)	The books of account and all other records of each of the Subsidiaries (including any which any of them may be obliged to produce under any contract now in force) are up to date, in their possession and are true and complete in accordance with the law and applicable standards, principles and practices generally accepted in the countries of their incorporation.

(c)	All deeds and documents (properly stamped, notarised and/or apostilled where stamping, notarisation or apostilling is necessary for the enforcement thereof) belonging to the any member of the Group or which ought to be in the possession of the Group are in the possession of the Group.

3.5	Accounting Reference Date

The accounting reference date of each member of the Group is, and during the last six years has always been, 31 December.

4.	CHANGES SINCE THE ACCOUNTS DATE

4.1	General

Since the Accounts Date:

(a)	the Group has carried on its business in the ordinary and usual course and so as to maintain the business as a going concern; and

(b)	there has been no material adverse change in the financial or trading position of any Group Company.

4.2	Specific

Since the Accounts Date:

(a)	no member of the Group has, other than in the ordinary course of business:

(i)	disposed of, or agreed to dispose of, an asset; or

(ii)	assumed or incurred, or agreed to assume or incur, a liability, obligation or expense (actual or contingent);

(b)	no member of the Group has disposed of or agreed to dispose of an asset for an amount which is lower than book value;

(c)	no member of the Group has acquired or agreed to acquire an asset for an amount which is higher than open market arm’s length value;

(d)	no member of the Group has made, or agreed to make, capital expenditure exceeding in total US$25,000 or incurred, or agreed to incur, a commitment or connected commitments involving capital expenditure exceeding in total US$25,000;

(e)	no Substantial Supplier or Substantial Customer has ceased or permanently and substantially reduced its trade with the Group or has altered the terms of trade materially to the Group’s material disadvantage;

(f)	the Company has not declared, paid or made a dividend or other distribution except to the extent provided in the Accounts;

(g)	no resolution of the shareholders of the Company has been passed;

(h)	the Company has not repaid, purchased or redeemed share or loan capital, or made (whether or not subject to conditions) an agreement or arrangement or undertaken an obligation to do any of those things;

(i)	no member of the Group has repaid any sum in the nature of borrowings in advance of any due date or made any loan or incurred any indebtedness; and

(j)	no member of the Group has paid nor is under an obligation to pay any service, management or similar charges (other than salaries, wages and other payroll compensation) or any interest or amount in the nature of interest to any other person or incurred any liability to make such a payment or made any payment to any member of the Seller’s Group or any of their connected persons whatsoever.

5.	ASSETS

5.1	Title and Condition

(a)	There are no Encumbrances, nor has any Group Company agreed to create any Encumbrances, over any part of its undertaking or assets, and each asset used by the Group (tangible or intangible) is:

(i)	legally and beneficially owned by a member of the Group (save for any assets the subject of agreements referred to in paragraph 5.2); and

(ii)	where capable of possession, in the possession of a member of the Group.

(b)	One or more members of the Group owns each asset (tangible or intangible) necessary for the operation of the Group’s business as currently conducted and without limitation no rights (other than rights as shareholders in the Company) relating to the business of the Group are owned or otherwise enjoyed by or on behalf of any member of the Seller’s Group.

5.2	Hire Purchase and Leased Assets

Copies of any bill of sale or any hiring or leasing agreement (including finance leases), hire purchase agreement, credit or conditional sale agreement, agreement for payment on deferred terms or any other similar agreement to which any member of the Group is a party involving more than US$50,000 in amount have been provided or made available to the Buyer.

5.3	Accounts Receivable

Except to the extent any provision or reserve has been made in the Accounts, all accounts receivable owed to any Group Company (excluding Intra-Group Receivables), whether included in the Accounts or arising since the Accounts Date are fully collectable in the normal course and none of such debts has been factored, sold or agreed to be sold by any Group Company.

5.4	Inventory and Fixed Assets

All inventory and fixed assets of all Group Companies is usable in the business.

6.	LIABILITIES

6.1	Borrowings

A list of all overdrafts, loans or other financial facilities outstanding or available to the Group, whether or not of a type which would be required to be shown in or reflected in the Accounts (including any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, trade bill, finance lease, hire purchase agreement, forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing), are set out in the Disclosure Letter, and copies of all documents relating to such matters have been provided to the Buyer. No member of the Seller’s Group has done anything whereby the continuance of any such facilities in full force and effect might be adversely affected or prejudiced.

6.2	Bank Accounts

A statement of all the bank accounts of the Group and of the credit or debit balances on such accounts as at a date not more than seven Business Days before the date of this agreement has been supplied to the Buyer. The Group does not have any other bank or deposit accounts (whether in credit or overdrawn) not included in such statement. Since the date of such statement there have been no payments out of any such accounts except for payments in the ordinary course of business.

6.3	Intra-Group Payables

As at Completion there shall be no Intra-Group Payables.

6.4	Guarantees and Indemnities

(a)	No Group Company is a party to or is liable (including contingently) under a guarantee, indemnity or other agreement to provide surety in relation to another person’s obligation.

(b)	No part of the loan capital, borrowing or indebtedness in the nature of borrowing of the Group is dependent on the guarantee or indemnity of, or security provided by, another person other than a Group Company.

6.5	Events of Default

No event has occurred or is subsisting or been alleged or so far as the Seller is aware is likely to arise which:

(a)	constitutes an event of default, or otherwise gives rise to an obligation to repay, or to give security under an agreement relating to borrowing or indebtedness in the nature of borrowing (or will do so with the giving of notice or lapse of time or both);

(b)	will lead to an Encumbrance constituted or created in connection with borrowing or indebtedness in the nature of borrowing, a guarantee, an indemnity, suretyship or other obligation of any Group Company becoming enforceable (or will do so with the giving of notice or lapse of time or both); or

(c)	with the giving of notice and/or lapse of time constitute or result in a default or the acceleration of any obligation under any agreement or arrangement to which any Group Company is a party or by which it or any of their properties, revenues or assets is bound.

6.6	Grants

No Group Company is liable to repay an investment or other grant or subsidy made to it by any person. No matter (including the execution and performance of this agreement) exists which might entitle a body to require repayment of, or refuse an existing application by any Group Company for, the whole or part of a grant or subsidy.

7.	INSURANCE

7.1	Policies

The Disclosure Letter contains an accurate list of each current insurance and indemnity policy in respect of which any Group Company has an interest (together the “Policies”). Each of the Policies is valid and enforceable and is not void or voidable with respect to non-payment of premium. The Seller is not aware of any circumstances which might make any of the Policies void or voidable or enable any insurer to refuse payment of all or part of any claim under the Policies.

7.2	Insurance of Assets

Each insurable asset of the Group has at all material times been and is at the date of this agreement insured against each risk normally insured against by a prudent person operating the types of business operated by the Group.

7.3	Other Insurance

Each Group Company has at all material times been and is at the date of this agreement adequately insured against accident, damage, injury, third party loss (including product liability) and any other risk normally insured by a prudent person operating the types of business operated by the Group and has at all times effected all insurances required by law.

7.4	Claims

No claim is outstanding under any of the Policies, so far as the Seller is aware, and no matter exists which might give rise to a claim under any of the Policies.

7.5	Premiums

All premiums due in respect of all the Policies have been paid, and the Group has not done or omitted to do anything which might result in an increase in the premium payable under any of the Policies.

8.	CONTRACTUAL MATTERS

8.1	Validity of Agreements

(a)	The Seller is not aware of the invalidity or unenforceability of, or a ground for termination, avoidance or repudiation of, an agreement, arrangement or obligation to which any Group Company is a party. No party with whom any Group Company has entered into an agreement, arrangement or obligation has given notice of its intention to terminate, or, so far as the Seller is aware, has sought to repudiate or disclaim, the agreement, arrangement or obligation.

(b)	The Seller is not aware that any party with whom any Group Company has entered into an agreement or arrangement is in material breach of the agreement or arrangement or that any matter exists which might give rise to such breach.

(c)	No Group Company is in material breach of any agreement or arrangement. No matter exists which might give rise to such material breach.

(d)	No orders or similar instructions have been made by any court or other competent authority requiring the modification of any agreement, arrangement or obligation to which any Group Company is party and the Seller is not aware of any circumstances which could give rise to any such order or similar instruction in the future.

8.2	Supply Contracts

A list of all agreements or arrangements for the supply of stock, raw materials, products or goods to or by the Group which involve or are likely to involve the supply of goods the aggregate sale value of which will represent in excess of five per cent of the consolidated turnover for the financial year of the Group ended on the Accounts Date are contained in the Disclosure Letter.

8.3	Material Agreements

(a)	No Group Company is a party to or liable under any contract, transaction, arrangement or liability which:

(i)	is of a value in excess of US$1,000,000;

(ii)	is outside the ordinary and proper course of business;

(iii)	is of a long-term nature (that is, unlikely to have been fully performed, in accordance with its terms, more than one year after the date on which it was entered into or undertaken);

(iv)	cannot readily be fulfilled or performed by the Group on time without undue or unusual expenditure of money, effort or personnel;

(v)	involves payment by the Group by reference to fluctuations in the index of retail prices, or any other index or in the rate of exchange for any currency; or

(vi)	restricts its freedom to engage in any activity or business or confines its activity or business to a particular place.

(b)	No Group Company is a party to or liable under:

(i)	an agreement, arrangement or obligation by which any Group Company is a member of a joint venture, consortium, partnership or association (other than a bona fide trade association), shareholder or similar arrangement or agreement or any agreement which purports to regulate control or otherwise affects the voting or disposition of its shares; or

(ii)	a distributorship, promotional, representation, franchising, agency, marketing, licensing (other than software) or management agreement or arrangement.

(c)	All material agreements which fall within paragraph 8.4 above have been disclosed by the Seller to the Buyer.

8.4	Contracts with Connected Persons

There is no agreement or arrangement (legally enforceable or not) to which any Group Company is a party and in which any member of the Seller’s Group, a director or former director of any member of the Seller’s Group or a person connected with any of them is interested in any way. No Group Company owes any obligation or sum to nor does it and neither will it immediately after Completion have any contractual or other arrangements of any sort with the Seller or any member of the Seller’s Group.

9.	PERMITS

9.1	Existence of Permits

A list of all Permits of which any member of the Group has the benefit is set out in the Disclosure Letter.

9.2	Compliance with Permits

Each Group Company has obtained and complied in all material respects with the terms and conditions of each Permit.

9.3	Status of Permits

There are no pending or, so far as the Seller is aware, threatened proceedings which might in any way adversely affect the Permits and the Seller is not aware of any other reason why any of them should be suspended, threatened or revoked or be invalid.

10.	EFFECT OF SALE

Neither the execution nor performance of this agreement or any document to be executed at or before Completion pursuant to this agreement will so far as the Seller is aware:

(a)	result in any member of the Group losing the benefit of a Permit or an asset, licence, grant, subsidy, right or privilege which it enjoys at the date of this agreement in any jurisdiction; or

(b)	conflict with, or result in a breach of, or give rise to an event of default under, or require the consent of a person under, or enable a person to terminate, or relieve a person from an obligation under, an agreement, arrangement or obligation to which any member of the Group is a party or a legal or administrative requirement in any jurisdiction; or

(c)	result in any Substantial Customer being entitled (and if a Substantial Customer is so entitled, so far as the Seller is aware, it will not exercise any such entitlement) to cease dealing with the Group or substantially to reduce its existing level of business or to change the terms upon which it deals with the Group; or

(d)	result in any Substantial Supplier being entitled (and if a Substantial Supplier is so entitled, so far as the Seller is aware, it will not exercise any such entitlement) to cease supplying the Group or substantially to reduce its supplies to or to change the terms upon which it supplies the Group; or

(e)	result in any officer or senior employee leaving the Group; or

(f)	make any Group Company liable to offer for sale, transfer or otherwise dispose of or purchase or otherwise acquire any assets, including shares held by it in other bodies corporate under their articles of association or any agreement or arrangement.

11.	LITIGATION AND COMPLIANCE WITH LAW

11.1	Litigation

(a)	No Group Company nor a person for whose acts or defaults any Group Company may be vicariously liable is involved, or has during the twelve months ending on the date of this agreement been involved, in a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction. No civil, criminal, arbitration, administrative or other proceeding in any jurisdiction is pending or, so far as the Seller is aware, threatened by or against any Group Company or a person for whose acts or defaults any Group Company may be vicariously liable.

(b)	So far as the Seller is aware, no matter exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction involving any Group Company or a person for whose acts or defaults any Group Company may be vicariously liable.

(c)	So far as the Seller is aware, there is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency in any jurisdiction against any Group Company or a person for whose acts or defaults any Group Company may be vicariously liable.

11.2	Compliance with Law

Each Group Company has conducted its business, affairs and dealt with its assets in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction.

11.3	Investigations

No member of the Group is nor, during the preceding three years, has been subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) in any jurisdiction and, so far as the Seller is aware, none is pending or threatened.

12.	ANTI-BRIBERY AND CORRUPTION

12.1	No Group Company has, directly or indirectly:

(a)	given, promised, offered or authorised; or

(b)	accepted, requested, received or agreed to receive,

any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of the anti-bribery and corruption laws of any jurisdiction to which any Group Company is subject and in each case any related rules, regulations and guidance (collectively, the “Anti-Bribery and Corruption Laws”).

12.2	The Group has instituted, maintained and monitored policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the Anti-Bribery and Corruption Laws.

13.	BROKERAGE OR COMMISSIONS

No person is entitled to receive from any Group Company a finder’s fee, brokerage or commission in connection with this agreement or anything in it and no Group Company is liable to pay any sum whatsoever to any of its directors, employees, agents or advisers in connection with, or as a result of, the sale of the Shares.

14.	INSOLVENCY

14.1	Winding up

No order has been made, petition presented or resolution passed for the winding up of or for the appointment of a provisional liquidator to the Company.

14.2	Administration

The Company has not been nor is in administration and no step (including the service of any notice or the filing of any document(s)) has been taken by any person to place the Company in administration and no administration order has been made, no administrator has been appointed and no petition for an administration order has been presented to any court in relation to the Company.

14.3	Receivership

No receiver, receiver and manager or administrative receiver has been appointed of the whole or part of the Company’s business or assets.

14.4	Compromises with Creditors

The Company has not commenced negotiations or entered into any compromise or arrangement with one or more of its creditors or any class of its creditors generally with a view to rescheduling any of its indebtedness.

14.5	Insolvency

The Company is not (nor admits to be) unable to pay its debts.

14.6	Overseas Insolvency

There has not occurred, in relation to the Company or any of the Subsidiaries or any of its or their assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets is subject, any event which corresponds in that country or territory with any of those mentioned in paragraphs 14.1 to 14.5.

14.7	Payment of Debts

No Group Company has suspended, threatened to suspend or announced an intention to suspend making payments on any of its debts.

14.8	Moratorium

No moratorium has been declared or has taken effect in respect of any indebtedness of any Group Company.

14.9	Distress etc.

No security over any assets of the Group has been enforced, nor has distress, execution, sequestration or other process been levied or enforced on an asset of the Group.

14.10	Unsatisfied Judgments

There is no unsatisfied judgment or court order outstanding against any Group Company.

14.11	Striking Off

No action is being taken to strike the Company off the register (whether by way of a voluntary strike off on request of such company or otherwise) and, so far as the Seller is aware, no equivalent action is being taken by any relevant company registry or other corporate authority in any jurisdiction in respect of any of the Subsidiaries.

15.	TAXATION

15.1	Returns

The Group has complied in all material respects with all its duties under all Taxation Statutes and has kept all records, made all returns and supplied all information and given all notices to any Taxation Authority as reasonably requested or required by law within any requisite period and all such returns and information and notices and any statements or disclosures made to any Taxation Authority are correct and accurate in all material respects and are not the subject of any dispute and there are no facts or circumstances likely to give rise to or be the subject of any such dispute.

15.2	Clearances

No action has been taken by the Group in respect of which any consent or clearance from any Taxation Authority was required save in circumstances where such consent or clearance was validly obtained, and where any conditions attaching thereto were and will, immediately following completion, continue to be met.

15.3	Payment of Tax

The Group has duly and punctually paid all Tax to the extent that the same ought to have been paid and is not liable nor has it within three years prior to the date hereof been liable to pay any penalty or interest in connection therewith.

15.4	Tax arising under this Agreement

The Group will not become liable to any Tax in consequence of the entering into or completion of this agreement or anything done pursuant to its terms.

15.5	Withholdings

The Group has duly and punctually complied with its obligations to deduct, withhold or retain amounts of or on account of Tax from any payments made by it and to account for such amounts to the relevant Taxation Authority and has complied with all its reporting obligations to the relevant Taxation Authority in connection with any such payments made.

15.6	Provision for Tax in the Accounts

The Accounts make full provision or reserve, in accordance with IFRS, with respect to TOCO, and GAAP, with respect to the Company and WIEL, in respect of any period ended on or before the Accounts Date for all Tax assessed or liable to be assessed on each Group Company or for which it is accountable at the Accounts Date whether or not any such Group Company has or may have any right of reimbursement against any other person and full provision has been made and shown in the Accounts for deferred taxation in accordance with IFRS, with respect to TOCO, and GAAP, with respect to the Company and WIEL.

15.7	Post-Accounts Date Events

Since the Accounts Date:

(a)	no Group Company has been involved in any transaction which has given, may give or would, but for the availability of any relief, give rise to any Tax other than in respect of actual income earned by such Group Company in the course of its trade;

(b)	no Group Company has made any payment of a revenue nature (or incurred any liability to make any such payment) which could be disallowed as a deduction in computing the taxable profits of such Group Company or as a charge on such Group Company’s income;

(c)	no Group Company has been involved in any transaction other than on arm’s length terms with any party not a member of the Group;

(d)	no accounting period of any Group Company has ended; and

(e)	no disposal has taken place or other event occurred such that a chargeable gain could or would accrue to any Group Company.

15.8	Sales at Undervalue/Overvalue

All transactions entered into by the Group have been entered into on an arm’s length basis and the consideration (if any) charged or received or paid by each Group Company on all transactions entered into by it has been equal to the consideration which might have been expected to be charged received or paid (as appropriate) between independent persons dealing at arm’s length.

15.9	Distributions

No Group Company has made (or will be deemed to have made) any distribution except dividends properly authorised and shown in its Accounts nor is any Group Company bound to make any such distribution.

15.10	Residence

Each Group Company has always been resident in the territory in which it was incorporated and has never been resident in any other territory or treated as so resident for the purposes of any double Tax agreement nor does any Group Company have a permanent establishment or other taxable presence in any jurisdiction other than that in which it was incorporated.

15.11	Secondary Liability

No transaction or event has occurred in consequence of which any Group Company is or may be held liable for any Tax or deprived of relief or allowances otherwise available to it in consequence of any Tax or may otherwise be held liable for or to indemnify any person in respect of any Tax, where some other company or person is or may become primarily liable for the Tax in question (whether by reason of any such other company being or having been a member of the same group of companies or otherwise).

15.12	Indemnities etc.

No Group Company has entered into any indemnity, guarantee or covenant under which it has agreed to pay or discharge any amount equivalent to or by reference to any other person’s liability to Tax.

15.13	Tax Schemes

No Group Company has entered into any marketed tax avoidance scheme for the avoidance or deferral of tax.

16.	DIRECTORS, WORKERS AND EMPLOYEES

In this paragraph 16, the following terms have the following meanings:

“Key Workers” means Ali El Zein (General Manager), Gerard Waterson (Contracts Manager), Vasudeva Shetty (Proposal Manager), John Fagan (HSE Manager), Nassib Kamar (Finance & Admin Manager), Vincent Gomes (IT Manager), Sami Razek (Transport Manager), Maurice Dougan (Planning Manager), Jayapal Shetty (Snr. Planning Eng.), Warwick Peake (Site Manager), Mark Wattman (Cost Manager), Nico Ally (QA/QC Manager), George McFarlane (Site Manager), Nasir Butt (Transport Super), Jasenko Pranic (Plant Manager) and Vijay Kumar (Office Manager).

“Workers” means the employees, directors, officers, workers and self-employed contractors of the Group.

16.1	Directors

The details of the directors of each Group Company are set out in Schedule 2 and no person not named as such in Schedule 2 is or is held out as a Director of any Group Company.

16.2	Particulars of Key Workers

The Seller has provided to the Buyer the following information regarding all Key Workers: name, gender and job title;

(a)	the company which employs or engages such Key Worker;

(b)	the commencement date of such Key Worker’s contract (if any) and, if such Key Worker is an employee, the date on which continuous service began;

(c)	the length of notice required to terminate such Key Worker’s contract (if any) or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;

(d)	the type of contract (whether full or part-time or other);

(e)	date of birth;

(f)	any country in which such Key Worker works or performs services and/or is paid, if such Key Worker works or is paid outside Oman; and

(g)	the law governing such Key Worker’s contract (if any), if such Key Worker provides services wholly or mainly outside Oman.

16.3	Terms and Conditions

(a)	The Seller has provided to the Buyer copies of all the standard terms and conditions, staff handbooks and policies which apply to Workers.

(b)	There are no terms and conditions in any contract with any Worker pursuant to which such person will be entitled to receive any payment or benefit or such person’s rights will change as a direct consequence of the transaction contemplated by this agreement.

16.4	Remuneration and Benefits

The particulars of all Key Workers disclosed under paragraph 16.2 above and in the Seller’s data room show all remuneration and other benefits:

(a)	actually provided; or

(b)	which any Group Company is bound to provide (whether now or in the future),

to each Key Worker and are true and accurate and include particulars of participation in all profit sharing, incentive, bonus, commission, medical, permanent health insurance, directors’ and officers’ insurance, travel, car, redundancy and other benefit schemes, arrangements and understandings (the “Schemes”) operated for all or any Key Workers or their dependants whether legally binding on any Group Company or not.

16.5	Operation of the Schemes

(a)	The Schemes have at all times been operated, in all material respects, in accordance with their governing rules or terms and all applicable laws and all documents which are required to be filed with any regulatory authority have been so filed and all tax clearances and approvals necessary to obtain favourable tax treatment for the Group and/or the participants in the Schemes have been obtained and not withdrawn and no act or omission has occurred which has or could prejudice any such tax clearance and/or approval.

(b)	No past or present Worker or any dependant thereof or any other participant in any Scheme has made any claim against any Group Company in respect of any Scheme and, so far as Seller is aware, no event has occurred which could or might give rise to any such claim.

16.6	Notice Periods

The terms of employment or engagement of all Workers are such that their employment or engagement may be terminated by not more than three months’ notice given at any time without liability for any payment including by way of compensation or damages (except for unfair dismissal or a statutory redundancy payment).

16.7	Changes since the Accounts Date

Since the Accounts Date, no Group Company has made, announced or proposed any changes to the emoluments or benefits of or any bonus to any Worker and the Group is under no express or implied obligation to make any such changes with or without retrospective operation.

16.8	Loans

There are no amounts owing or agreed to be loaned or advanced by any Group Company to any Worker (other than amounts representing remuneration accrued due for the current pay period, accrued holiday pay for the current holiday year or for reimbursement of expenses).

16.9	Notice of Termination, Leave of Absence, Disciplinary Warning and Outstanding Offers

(a)	No Key Worker has given or received notice to terminate his employment or engagement.

(b)	The Disclosure Letter includes lists of all Key Workers who are on secondment, maternity, paternity or adoption leave or absent on or other leave of absence (other than normal holidays or absence of no more than one week due to illness).

(c)	No Key Worker is subject to a current disciplinary warning or other disciplinary, performance or grievance procedure.

(d)	There are no outstanding offers of employment or engagement by any Group Company with respect to any managerial position and no person has accepted such an offer but not yet taken up the position accepted.

16.10	Payment up to Completion

All salaries, wages, fees and other benefits of all Workers have, to the extent due, been paid or discharged in full together with all related payments to third party benefit providers and relevant authorities.

16.11	Industrial Relations

(a)	No Workers are members of a trade union, staff association or any other body representing workers and no such union, association or body is recognised by any Group Company for the purposes of collective bargaining.

(b)	The Disclosure Letter contains a full and complete list of all collective agreements (whether with a trade union, staff association or any other body representing workers and whether legally binding or not) concerning any Group Company.

(c)

Within the twelve months preceding the date hereof no Group Company has been engaged or involved in any trade dispute with any Worker, trade union, staff association or any other body representing workers and no event has occurred which could or might give rise to any such dispute and no industrial action involving Workers, official or unofficial, is now occurring or, so far as the Seller is aware, threatened nor has any industrial relations or employment matter been referred either by any Group Company or its Workers or by any trade union staff association or any other body representing workers to any dispute resolution service for advice, conciliation or arbitration.

16.12	Claims by Workers

No past or present Worker (or any worker of a predecessor in business) has any claim or right of action against any member of the Group:

(a)	in respect of any accident or injury which is not fully covered by insurance, or

(b)	for breach of any contract of services or for services, or

(c)	arising out of or connected with his office or employment or the termination of his office or employment,

and, so far as the Seller is aware, no event or inaction has occurred which could or might give rise to any such claim.

16.13	Redundancy

No Group Company is party to, bound by or proposing to introduce in respect of any Workers any redundancy payment scheme in addition to statutory redundancy pay, nor is there any agreed procedure for redundancy selection.

16.14	Compliance with Laws

(a)	Every Worker who requires permission to work in any jurisdiction in which the Group operates has current and appropriate permission to work in the applicable jurisdiction.

(b)	Each Group Company has complied in all material respects with all relevant provisions of any, statutes, regulations, codes of conduct, collective agreements, terms and conditions of employment, orders, declarations and awards relevant to the Workers or the relations between the members of the Group and any trade union, staff association or any other body representing Workers.

16.15	Duty to Inform and Consult

The Seller and each member of the Group have complied with their obligations to inform and consult with trade unions and other representatives of Workers and to send notices to the appropriate official in any other jurisdiction in which the Group operates.

16.16	Business is Conducted by Workers

(a)	No Group Company has entered into any agreement or arrangement for the management or operation of its business or any part thereof other than with its Workers.

(b)	Other than the Workers, there are no other persons employed or engaged in the business of the Group or any part thereof.

17.	INTELLECTUAL PROPERTY

17.1	General

(a)	Save for Intellectual Property licensed to any Group Company, the members of the Group are the sole and absolute legal and beneficial owners of all Intellectual

Property used in connection with the Group’s business and where appropriate such Intellectual Property is registered in or applied for in the name of a member of the Group.

(b)	The Intellectual Property used by the Group in connection with its business is free from Encumbrances and, in the case of confidential information, any disclosure obligation and is subsisting, valid, exercisable and enforceable.

17.2	Renewals/Maintenance

All registration and renewal fees have been paid in relation to the Intellectual Property which is registered or applied for in the name of any member of the Group. All procedural steps have been taken diligently for the prosecution and maintenance of such Intellectual Property and all procedural steps have been taken diligently for the maintenance and protection of unregistered Intellectual Property owned by any Group Company.

17.3	Licences

(a)	Any registrations, approvals, permits, licences or rights which have been granted by any member of the Group or which are being currently negotiated relating to the Intellectual Property owned and licensed by any member of the Group are set out in the Disclosure Letter. So far as the Seller is aware, there is no past or present breach of any such licences or rights.

(b)	Any licences or rights which have been granted to any member of the Group or which any Group Company intends to enter into or which are being currently negotiated or other agreements or consents or undertakings entered into by any Group Company or the Seller or members of the Seller’s Group relating to the Intellectual Property used in the business of the Group are set out in the Disclosure Letter and neither the Group nor any member of the Seller’s Group is obliged to enter into any such agreement relating to the business of the Group. There is no breach nor, so far as the Seller is aware, is there any fact or matter which would or may create a breach of such licences or undertakings.

17.4	Infringement

(a)	The use by any Group Company of any Intellectual Property used in the business of the Group, and the processes or methods employed, services provided, the business conducted and the products used, manufactured and dealt in or supplied by the Group do not, nor did they at the time used, manufactured, dealt in or supplied infringe, the Intellectual Property of any other person.

(b)	No proceedings claims or complaints have been brought or threatened in writing by any third party or competent authority in relation to the Intellectual Property owned by or licensed to any Group Company including any concerning title, subsistence, validity or enforceability or grant of any right or interest in such Intellectual Property.

(c)	So far as the Seller is aware, no third party is infringing or misusing or threatening to infringe or misuse the Intellectual Property owned by or licensed to any Group Company.

(d)	No Group Company is subject to any injunction, undertaking or court order or order of any other authority of competent jurisdiction not to use or restricting the use of any Intellectual Property.

18.	INFORMATION TECHNOLOGY AND DATA PROTECTION

18.1	Future Adequacy of Systems

The Systems used or planned to be used in connection with the business of the Group are adequate for the immediate and future needs of that business as currently contemplated, including as to the system capacity and ability to process current peak volumes in a timely manner. In this paragraph 18, “Systems” means all plant, equipment, systems, devices and components which contain or are controlled or monitored by computer systems, microprocessors or software.

18.2	Date Compliance

(a)	All Systems used and currently planned to be used in the business of the Group are and have been Date Compliant and will not cease to be so; and

(b)	So far as the Seller is aware, all systems owned or used by customers or suppliers of the Group are Date Compliant and will not cease to be so.

“Date Compliant” means the ability to function without workarounds and in all respects without being adversely affected by any date or change of date, including any date in any century or leap year.

18.3	Copyright in Technical Manuals

None of the software or technical manuals used by the Group has been copied wholly or substantially from any material in which the Group does not own copyright.

18.4	Ownership of Systems

All Systems, excluding software and servers, used in the business of the Group are owned and operated by and are under the control of the relevant Group Company and are not wholly or partly dependent on any facilities which are not under the ownership, operation or control of any Group Company.

18.5	Licences in respect of Software

Each Group Company is validly licensed to use the software used in its business and no action will be necessary to enable it to continue to use such software to the same extent and in the same manner as they have been used prior to the date hereof.

The Disclosure Letter contains a complete and accurate list of domain names registered or used by the Group (other than those including the name Willbros).

18.6	Data Protection

Each Group Company complies in full with, and has in place all necessary registrations, notifications and procedures to comply with all applicable data protection legislation.

19.	PROPERTIES

19.1	All Property

No Group Company owns, uses or occupies any freehold estate in commonhold land and the Properties comprise all the freehold and leasehold land owned, used or occupied by and all the rights vested in any member of the Group and all agreements whereby any member of the Group has any financial entitlement relating to any land at the date hereof.

19.2	No Other Liabilities

No Group Company has any actual or contingent obligations or liabilities (in any capacity including as principal contracting party or guarantor) in relation to any lease, licence or other interest in, or agreement relating to, land apart from the Properties.

19.3	Good and Marketable Title

The relevant Group Companies have good and marketable title to the Properties which titles are freehold or leasehold as indicated in schedule 6 and, unless disclosed in schedule 6, the relevant Group Company is solely legally and beneficially entitled to the Properties for an unencumbered estate in possession.

19.4	Title Deeds and Documents

The Group has under its control all title deeds and documents necessary to prove its title to the Properties and the same are original documents or properly examined abstracts; where any of the Properties is leasehold the title documents include all necessary consents for the grant and assignment of the lease, memoranda of rent increases where appropriate and all consents required under the lease; where any of the Properties is subject to leases, underleases, agreements or licences the title documents include all necessary consents in connection therewith and evidence of registration of the grant of the same where appropriate.

19.5	No Adverse Rights in Course of Acquisition

No liberty, right, easement, licence or other arrangement is enjoyed or is in the course of being acquired by or against the Properties (and none is needed) for obtaining access to any land or for repair of any premises or to comply with any fire regulations.

19.6	Adequacy of Existing Beneficial Rights

Each of the Properties has the benefit of all rights necessary for the continued present use and enjoyment of the same, such rights not being capable of withdrawal by any person nor liable to be made subject to any charge therefor.

19.7	No Encumbrances

Unless disclosed in schedule 6 the Properties and the title deeds thereto are not and will not at Completion be subject to any Encumbrance or any lease or agreement for lease.

19.8	Other Matters Adversely Affecting the Properties

There are no agreements, covenants, restrictions, exceptions, reservations, conditions, rights, privileges or stipulations affecting the Properties which would materially and adversely affect the use of the Properties as currently used.

19.9	No Default

Each member of the Group has duly performed, observed and complied with:

(a)

all covenants, restrictions, exceptions, reservations, conditions, agreements, statutory and common law requirements, by-laws, orders, building regulations and other stipulations and regulations affecting the Properties and the uses of the Properties including the terms of any lease, underlease or tenancy agreement under which any part of any of the Properties is held and the terms of any joint venture, finance or development agreement or agreement for lease and the development and/or uses of the Properties do not contravene the same and (without prejudice to the generality of the foregoing) all outgoings have been paid to date and (in the case of leasehold property) all rents and service charges have been paid to date and no notice of any alleged breach of any of the terms of any such lease or tenancy agreement as aforesaid has been served on any Group Company; and

(b)	all statutory requirements affecting the members of the Group under any statutory role or duty ascribed to them in relation to the Properties or any matter relating to the Properties.

19.10	Leasehold Properties

Each of the Properties which is leasehold is held under the lease brief details of which are set out in schedule 6 and no licences or collateral arrangements or concessions have been entered into or granted, each such lease being a head lease and containing no rights of determination on the part of the landlord, and there are no rent reviews which are or will at the date of Completion be in the course of being determined.

19.11	Use

The existing use of each of the Properties is only that specified in schedule 6 and is the lawful permitted use whether under applicable legislation and in the case of leasehold property under the terms of the lease or tenancy agreement under which such property is held or otherwise and are not temporary uses and all necessary consents to such existing uses have been obtained.

19.12	Development

All development carried out has been and is lawful and all necessary consents and permissions have been or are being obtained for such development.

19.13	Adequacy of Planning Consents

The consents and permissions referred to in paragraphs 19.11 and 19.12 of this schedule 3 are valid and subsisting and are not temporary or suspended and are also either unconditional or subject only to conditions which have been satisfied so that nothing further remains to be done thereunder and no planning permission remains unimplemented (whether in whole or in part) nor has any planning application been submitted which awaits determination.

19.14	No Compulsory Acquisition or Enforcement Proceedings

There are no outstanding enforcement or other notices or proceedings issued in respect of any of the Properties and there is no resolution or proposal for compulsory acquisition by the local or any other authority nor any outstanding order, notice or other requirement of any such authority that affects such existing use as aforesaid or involves expenditure in complying with it nor any other circumstances known which may result in any such order or notice being made or served or which may otherwise affect the Properties.

19.15	Repair and Condition

All buildings and structures comprised in the Properties are in all material respects in good and substantial repair and condition and there are no material defects therein (whether latent, inherent or otherwise); as far as the Seller is aware, no such buildings and structures have been the subject of flooding or drainage defects.

20.	ENVIRONMENTAL MATTERS

In this paragraph 20 the following words have the following meanings, unless the context otherwise requires:

“Activities” means any activity, process or other operation carried out by or on behalf of the Group at any property whether or not currently owned, occupied or used by any member of the Group;

“Environment” means any and all living organisms (including man), ecosystems, property and the media of air (including air in buildings, natural or man-made structures, below or above ground), water and land;

“Environmental Consent” means any consent, approval, permit, licence, order, filing, authorisation, allowance, exemption, registration, permission, reporting or notice requirement and any related agreement required under any Environmental Law in relation to the Activities and/or in respect of any Property;

“Environmental Laws” means all laws (including any international, national, federal, state or local statutes, by-laws, orders, regulations, subordinate legislation, civil or common law, ordinances, decrees, regulatory codes of practice, circulars, guidance notes, agreements with regulators or industry bodies and equivalent controls) in relation to Environmental Matters concerning the Group, the Activities and/or the Properties;

“Environmental Matters” means all matters relating to the pollution or protection of the Environment or health and safety, including any (i) contamination, (ii) deposit, disposal, spillage, leakage, emission, migration, escape, entry, discharge or other release of, or exposure to, any Hazardous Materials, (iii) noise, vibration, radiation, nuisance or other adverse impact on the Environment, (iv) matters related to workplace or public safety, (v) environmental controls relating to producer responsibility, (vi) energy efficiency and (vii) other such matters arising out of the manufacturing, processing, assembly, incorporation, collection, treatment, recovery, recycling, keeping, handling, storage, transport, possession, supply, marketing, sale, purchase, import, export or any other use in respect of Hazardous Materials;

“Hazardous Material” means any natural or artificial substance (whether solid, liquid, gas, noise, ion, vapour, electromagnetic or radiation, and whether alone or in combination with any other substance) which is capable of causing harm to or having a deleterious effect on the Environment, including any Waste; and

“Waste” means waste including anything which is discarded or which the holder intends or is required to discard and anything which is abandoned, unwanted or surplus irrespective of whether it is capable of being recovered or recycled or has any value.

20.1	Consents, Compliance and Proceedings

(a)	Each Group Company has obtained and complied, in all material respects, with the terms and conditions of all Environmental Consents and all such current Environmental Consents remain in full force and effect. No Group Company has received any notice of and, so far as the Seller is aware, there are no circumstances that may reasonably be expected to lead to any materially onerous revocation, termination, modification, restriction or suspension of, or that may prejudice or require material expenditure for the renewal, extension, maintenance, grant or transfer of or compliance with, any Environmental Consents. No financial provision by any member of the Group in respect of any Environmental Consents has been or is required.

(b)	Each Group Company and the Properties comply, in all material respects, with all Environmental Laws and, so far as the Seller is aware, there are no facts or circumstances which interfere or prevent compliance with, or may reasonably be expected to give rise to liability under, any Environmental Laws.

(c)	There are no civil, criminal, arbitration, administrative or other legal actions, claims, proceedings or suits taking place, pending or, so far as the Seller is aware, threatened against or involving any Group Company arising from or relating to Environmental Matters.

(d)	No Group Company has received any notice of enforcement, prohibition, improvement, remediation or other notice of equivalent nature, or any judgment, order, decree, award, demand or decision in respect of Environmental Matters from any court, tribunal, arbitrator or governmental or regulatory authority and there have been no complaints, investigations, enquiries, requests for information or other formal or informal indications of any possible actions, claims, proceedings or suits in respect of Environmental Matters received by a Group Company from any person, including any neighbour, governmental or regulatory authority, current or former employee or third party and, so far as the Seller is aware, there are no facts or circumstances which may lead to such actions, claims, proceedings or suits.

(e)	No material expenditure or works are or, so far as the Seller is aware, will be required and no processes or reporting or monitoring systems need to be changed in order for the members of the Group or any Property or plant, machinery or other equipment at any Property to comply with Environmental Law.

20.2	Contaminated Land

There is not present in, on, at or under the Properties and there is no deposit, disposal, spillage, leakage, emission, migration, escape, entry, discharge or other release onto or from the Properties or caused by the Activities or caused or knowingly permitted by any Group Company of any Hazardous Material and no Property is referred to in any register of contaminated land kept pursuant to any Environmental Law, and, so far as the Seller is aware, there are no circumstances which may reasonably be expected to lead to any material obligation or liability in relation to such matters.

20.3	House-keeping

(a)	Each Group Company has complied, in all material respects, with all requirements under Environmental Laws in relation to asbestos containing materials at each and any of the Properties, and each Property has an up-to-date and adequate asbestos assessment in respect of which any appropriate risk management measures have been implemented. So far as the Seller is aware, no material expenditure may reasonably be expected to have to be incurred in relation to any outstanding such measures.

(b)	Each Group Company has implemented all steps or actions which would reasonably be expected in order to comply with any obligations arising under Environmental Law in connection with its Activities in relation to producer responsibility for Hazardous Materials.

(c)	Each Group Company has been allocated or has purchased, and holds full legal and beneficial title to, sufficient allowances to cover its relevant emissions for any calendar year in respect of any emissions trading scheme which it is subject to according to Environmental Law, and the members of the Group do not expect to incur any material expenditure in respect of any past or future emissions in order to comply with the terms and conditions of any such scheme.

20.4	Legacy Liabilities

(a)	No Group Company has any liability relating to Environmental Matters arising in connection with any former subsidiary or subsidiary undertaking, former business or other historic operations or any property previously owned, occupied or used.

(b)	No Group Company has any obligation or other liability in relation to any transfer to any person, disposal, release or presence in the Environment or storage of any Hazardous Materials.

(c)	No Group Company has any obligation or other liability to any person in relation to the use, handling, emission, exposure or other presence of any asbestos or asbestos containing materials or other Hazardous Materials in any substance, product, plant, equipment, building or otherwise arising from the Activities.

(d)	No Group Company is subject to any contractual liabilities or obligations (whether contingent or currently enforceable), including in respect of any sale or disposal or grant of any right or interest in relation to any shares, land or other asset, to meet costs or carry out works associated with Environmental Matters.

20.5	Documentation

All material audits, assessments, reviews, investigations, registrations, surveys, studies and reports concerning Environmental Matters relating to the Activities, the Properties or the Group in the possession or control of or commissioned by the Group, the Seller or the Seller’s Group have been disclosed to the Buyer.

21.	INFORMATION

The information set out in schedules 1, 2 and 6 of this agreement and in the Disclosure Letter is true, complete, accurate in all material respects and not misleading in any material respect.

SCHEDULE 4

Seller’s Limitations on Liability under the Warranties

1.	MONETARY LIMIT ON CLAIMS

1.1	The Seller shall not be liable in respect of a claim under the Warranties or clause 9.1(f) of the agreement unless and until:

(a)	the amount of each individual substantiated claim against the Seller exceeds US$25,000 in which event the Seller’s liability shall be for the total amount of such substantiated claims and shall not be limited to the excess; and

(b)	the aggregate amount of all such substantiated claims against the Seller exceeds one per cent of the Share Consideration in which event the Seller’s liability shall not be limited to the excess.

1.2	The aggregate liability of the Seller in respect of all claims under the Warranties (other than the Warranties relating to Tax and other than claims under clause 8.1 or 9.1(f) of the agreement or Warranty paragraph 1.2 or 1.3) shall not exceed 50 per cent of the Share Consideration. The aggregate liability of the Seller in respect of claims under clauses 8.1 and 9.1(f) of the agreement and Warranties 1.2 and 1.3, when added to all other Warranty claims, shall not exceed the Share Consideration. In this paragraph 1 “substantiated” means a claim for which the Seller is liable (whether on its own, as a contributory or otherwise), and which is admitted, settled without admission of liability, or proved or determined in a court of competent jurisdiction.

2.	TIME LIMIT FOR CLAIMS

2.1	The Seller shall not be liable in respect of a claim under the Warranties unless written notice of such claim is served upon the Seller:

(a)	in the case of a claim under the Warranties (other than the Warranties relating to Tax), by not later than 5.00 p.m. on a date which is eighteen calendar months from Completion; and

(b)	in the case of a claim under the Warranties relating to Tax by not later than 5.00 p.m. on the third anniversary of Completion.

2.2	Following the giving of notice under paragraph 2.1:

(a)	where the claim arises by reason of a liability of the Buyer or a member of the Group which, at the time of service of the notice, is contingent only or otherwise not capable of being quantified, the liability of the Seller shall expire if legal proceedings in respect of such claim have not been commenced within 12 months of such claim ceasing to be contingent or becoming capable of being quantified; or

(b)	where the claim does not fall within paragraph 2.2(a) above, the liability of the Seller shall expire if legal proceedings in respect of such claim have not been commenced within 12 months of the service of such notice.

3.	NO LIABILITY FOR ACTS WITHIN ACTUAL KNOWLEDGE

3.1	The Seller shall not be liable for a claim under the Warranties to the extent that the claim relates to any matter:

(a)	of which the Buyer had actual knowledge as at the date of Completion; or

(b)	provided for in the Completion Accounts; or

(c)	disclosed in the Disclosure Letter; or

(d)	disclosed in the Seller’s data room, a CD-ROM copy of which has been provided to the Buyer and which forms part of the Disclosure Letter.

4.	NO LIABILITY FOR ACTS OF THE BUYER

The Seller shall not be liable in respect of a claim under the Warranties to the extent that the claim or the events giving rise to the claim would not have arisen but for an act, omission or transaction carried out:

(a)	prior to Completion at the request of or with the informed consent of the Buyer; or

(b)	following Completion by the Buyer or the Buyer’s Group outside the ordinary and usual course of business of the Group as carried on immediately prior to Completion.

5.	THIRD PARTIES

5.1	Where any claim is made against the Buyer’s Group which should reasonably be expected to give rise to a claim by the Buyer against the Seller under the Warranties (an “External Claim”), or the Buyer’s Group should reasonably be expected to be able to recover from some other person any sum in respect of any facts or circumstances by reference to which the Buyer has or should be reasonably expected to have a claim against the Seller under the Warranties (an “External Right”), the Buyer shall give notice to the Seller under paragraph 2.1, and the Seller shall, subject to the Seller agreeing to indemnify the Buyer in respect of such action:

(a)	control the defence or prosecution of such action, including the institution of proceedings and the instruction of professional advisers to act on behalf of the Buyer and the Seller to avoid, dispute, resist, compromise, defend or appeal against any such External Claim or to recover money under any External Right, as the case may be; and

(b)	not settle or compromise any liability or claim to which such action is referable without the prior written consent of the Buyer which consent shall not be unreasonably withheld or delayed,

in each case, provided that no such action shall be taken which would be likely to damage or otherwise prejudice the commercial interests or reputation of any Group Company.

5.2	Where the Seller has paid to the Buyer an amount in respect of a claim under the Warranties and subsequent to the making of such payment the Buyer recovers from some other person a sum which is referable to that payment, the Buyer will repay to the Seller an amount equal to the amount recovered upon receipt or, if lower, the amount paid by the Seller to the Buyer less, in either case, any amount payable by the Buyer in respect of Tax on the amount recovered and any Buyer costs in securing such recovery from that other person.

6.	MITIGATION

The Buyer will take or procure the taking of all reasonable steps in order to mitigate any claim under the Warranties, subject to the Buyer being indemnified and secured to its reasonable satisfaction against all reasonable costs and expenses incurred in connection therewith.

7.	COMPLETION ACCOUNTS

The Buyer shall have no claim against the Seller under this agreement for damages for breach of Warranty to the extent of any provision in respect of such damages in the Completion Accounts.

8.	FRAUD

Nothing in this schedule 4 has the effect of limiting or restricting any liability of the Seller in respect of a claim under the Warranties based upon fraud or fraudulent concealment by the Seller.

SCHEDULE 5

Action Pending Completion

The Seller shall ensure that, between the date of this agreement and the Completion Date, each Group Company shall (except with the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed):

1.	not create, allot, issue, acquire, reduce, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things, or acquire or agree to acquire an interest in an undertaking;

2.	operate its business in the usual way so as to maintain that business as a going concern;

3.	not acquire or dispose of, or agree to acquire or dispose of, an asset except in the usual course of its trade or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its trade;

4.	not make, or agree to make, capital expenditure exceeding in total US$25,000 (or its equivalent in US dollars at the time);

5.	not declare, pay or make a dividend or distribution (other than in cash, provided that any dividend declared is paid prior to Completion);

6.	not pass a shareholders’ resolution (except in relation to this transaction or the transfer of the Rajab shares);

7.	not create, or agree to create, an Encumbrance over an asset or redeem, or agree to redeem, an existing Encumbrance over an asset;

8.	continue each of the Policies (as defined in paragraph 7.1 of schedule 3) and not do or omit to do anything which would make any of the Policies void or voidable or might result in an increase in the premium payable under any of the Policies or prejudice the ability to effect equivalent insurance in the future;

9.	in relation to each of the Properties:

9.1	not apply for a Permit or implement a Permit already obtained but not implemented (except in the usual course of its business);

9.2	not materially change its existing use;

9.3	not terminate, or give a notice to terminate, a lease, tenancy or licence;

9.4	not apply for consent to do something requiring consent under a lease, tenancy or licence (except as required under this agreement);

9.5	not grant or refuse an application by a tenant, licensee or occupier to do something requiring its consent under a lease, tenancy or licence; and

9.6	not agree a new rent or fee payable under a lease, tenancy or licence;

10.	not enter into a material agreement, arrangement or obligation of the type referred to in paragraph 8.3 of schedule 3;

11.	not amend or terminate a material agreement, arrangement or obligation of the type referred to in paragraph 8.4 of schedule 3 to which it is a party;

12.	not amend the terms of employment or engagement of any Worker (except in the usual course of its business) or provide, or agree to provide, a gratuitous payment or benefit to any Worker (or any of their dependants) or employ, engage, or terminate the employment or engagement of, a person (except for Jerry Nealy or in the usual course of its business);

13.	not amend, or agree to amend, the terms of its borrowing or indebtedness in the nature of borrowing or create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except pursuant to facilities disclosed in the Disclosure Letter where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by each Group Company under those facilities);

14.	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person’s obligation (except in the usual course of its business);

15.	not start litigation or arbitration proceedings;

16.	except in the usual course of its trade, not compromise, settle, release, discharge or compound litigation or arbitration proceedings or a liability, claim, action, demand or dispute, or waive a right in relation to litigation or arbitration proceedings;

17.	conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction;

18.	not enter into an agreement, arrangement or obligation (legally enforceable or not) in which the Seller, another Group Company, a director or former director of a Group Company or a person connected with any of them is interested;

19.	not make a payment out of a bank account except where the payment is in the usual course of its business (including for the avoidance of doubt any management charges payable to any members of the Seller’s Group which are not specified in writing in the Disclosure Letter);

20.	keep proper records and make therein true and complete entries of all its dealings and transactions;

21.	not do anything outside the ordinary course of business of the Group Company which will give rise to Taxation;

22.	not do anything which may result in the Group Company becoming liable to Taxation on Completion; and

23.	co-operate with the Buyer to:

23.1	promote the efficient continuation of management of the Group after Completion; and

23.2	prepare for the introduction of the Buyer’s normal working procedures in readiness for Completion.

SCHEDULE 6

The Properties

The Oman Construction Company LLC (TOCO)

List of Leased Property as of 01-Nov-2012

ITEM NO.	DESCRIPTION OF PROPERTY	LESSOR’S NAME	TERM OF LEASE
			START DATE	END DATE	NO. OF YEARS	Monthly Rental US$	Payment Method

1	TOCO Yard & Main Office in Muscat (Azaiba)	Heirs of Juman Ashour Rajab	01-Jan-12	31-Dec-12	1	$19,500	1 year in advance
2	House for General Manager	Nasser AbdulLatif Alserkal	15-May-12	14-May-13	1	$1,945	1 year in advance
3	House for Contracts Manager	Nasser AbdulLatif Alserkal	01-Apr-12	31-Mar-13	1	$2,239	1 year in advance
4	Flat for Administrative Manager	Ahmed Bin Abdul Nabi Bin Youssef Mackie	01-Mar-12	28-Feb-13	1	$1,950	1 year in advance
5	House for Proposal Manager	Said Bader Bin Saud Al Busaidi	10-Mar-12	09-Mar-13	1	$1,950	1 year in advance
6	House for HSE Manager	Oman Holdg Int’l Co.	01-Aug-12	31-Jul-13	1	$2,470	1 year in advance
7	House for IT Manager	Mushtaq Abdulllah Jaafar Al Saleh	01-Apr-12	31-Mar-13	1	$2,340	1 year in advance
8	Flat for Procurement / Planning Manager	Ahmed Bin Abdul Nabi Bin Youssef Mackie	01-Jul-12	30-Jun-13	1	$1,321	1 year in advance
9	Flat for Accounting Manager	Amina Bint Ahmed Al Raisi	10-Feb-12	09-Feb-13	1	$1,040	1 year in advance
10	Flat for Sr, Planning Engineer (Proposal)	Ahmed Bin Abdul Nabi Bin Youssef Mackie	01-Jul-12	30-Jun-13	1	$1,321	1 year in advance
11	House for Transport & Logistics Manager	Mohamad Zubair Ali	01-Jan-12	31-Dec-12	1	$1,531	1 year in advance

12	House for Mukhaizna Planning Manager	Adil & Akila Mohamed Hassan Taqi	01-Apr-12	31-Mar-13	1	$3,640	1 year in advance
13	Flat for Mukhaizna Project Engineer	Mohamed bin Ali bin Mohamed Al Wahaibi	01-Mar-12	28-Feb-13	1	$1,105	1 year in advance
14	Flat for Mukhaizna Proposal Engineer	Fatina Bint Mohamed bin Hamad Al Jabri	01-Nov-12	31-Oct-13	1	$1,170	1 year in advance
15	House for Sur Site Manager	Ali Bin Saleh Bin nasser Al hashar	01-Nov-11	31-Oct-13	2	$1,300	1 year in advance
16	Flat for Sur Office Manager	Said bin Rashed Al Areimy	01-Nov-11	31-Oct-13	2	$520	6 months in advance
17	Accommodation for Senior Staff in Sur	Saoud A.Razak Al-Ghilany	01-Nov-11	31-Oct-13	2	$780	1 year in advance
18	Accommodation for Senior Staff in Sur	Rashid Bin Mohd Al Areimy	01-Nov-11	31-Oct-13	2	$910	1 year in advance
19	Accommodation for Junior Staff in Sur	Abdullah S.N. Al Mukhainy	01-Nov-11	31-Oct-13	2	$5,200	1 year in advance
20	Accommodation for Junior Staff in Sur	Saleh Bin Abdullah Bin Hamad Al Hatroushi	01-Dec-11	30-Nov-13	2	$5,980	1 year in advance

SCHEDULE 7

Part 1 - Pro Forma Completion Accounts

Attached

SCHEDULE 7

WILLBROS MIDDLE EAST LIMITED
BALANCE SHEETS	Management Accounts
AT XX DECEMBER, 2012

US$	US GAAP	US GAAP	US GAAP	US GAAP
Account Group	TOCO (400/404)	Willbros Intl Equipment (Mauritius) Ltd. (613/800)	Willbros Middle East Ltd (822)	Total MEL
305 - Cash and Cash Equivalents
310 - Accounts Receivable, net
315 - Costs in Excess of Billings
320 - Prepaid Expenses
325 - Inventories - Parts and Supplies
345 - Property, Plant & Equipment, net
360 - Deferred Tax Assets
365 - Other Assets
370 - Group I/C

TOTAL ASSETS
420 - Accounts Pay & Accrued Liabilities
430 - Accrued Income Taxes
480 - LT Liabilities (Tax FIN 48)
485 - Deferred Tax Liabilities

TOTAL LIABILITIES
EQUITY

TOTAL LIABILITIES & EQUITY

Part 2 - Statement

Suggested Wording

US$
“Headline” Consideration	39,900,000
PLUS the amount by which the Working Capital Amount exceeds the Target Working Capital Amount	A
PLUS Cash	B
LESS Debt	(C	)
LESS the amount by which the Working Capital Amount is less than the Target Working Capital Amount	(D	)
SHARE CONSIDERATION (excluding Interest Element)	E

The Share Consideration is US$—.

PLUS, if the Completion Payment is greater than E, or

LESS if the Completion Payment is less than E,

an amount equal to interest at the Agreed Rate per annum on such difference between the Completion Date and the date of payment (both dates inclusive).

SCHEDULE 8

Accounting Policies and Procedures for the Completion Accounts

1.	GENERAL REQUIREMENTS

1.1	The Completion Accounts shall:

(a)	be prepared in accordance with the specific accounting policies set out in paragraph 2 and so that, in the case of any conflict, such accounting policies shall override the provisions of paragraphs 1.1(b) and 1.1(c);

(b)	subject to paragraph 1.1(a), be prepared on a basis consistent with those accounting policies applied in preparation of the management accounts of the Group and the related accounting procedures and practices; and

(c)	subject to paragraphs 1.1(a) and 1.1(b), be prepared in accordance with GAAP.

2.	SPECIFIC REQUIREMENTS

2.1	The Completion Accounts shall:

(a)	be prepared as if the period beginning with the day following the Accounts Date and ending on Completion was a financial year of the Group and as if an accounting period had ended on Completion;

(b)	state the assets and liabilities of the Group as at the Completion Date;

(c)	not re-appraise the value of any of the assets of the Group solely as a result of the change in ownership of the share capital of the Company or its Subsidiaries (or any changes in the business of any of the Company or its Subsidiaries since Completion following such change in ownership) except only as specifically set out in this schedule;

(d)	exclude Intra-Group Payables and Receivables; and

(e)	be prepared applying the accounting policies, procedures and practices applied in the preparation of the management accounts of the Group on the Accounts Date.

SCHEDULE 9

The Guarantee and Indemnity

1.	Guarantee and Indemnity

The Guarantor irrevocably and unconditionally:

(a)	guarantees to the Buyer as principal obligor the due and punctual performance and observance by the Seller of all of its obligations under this agreement and the TSA; and

(b)	indemnifies the Buyer against all losses, damages, costs and expenses incurred by the Buyer arising from any failure by the Seller to perform and/or observe any of its obligations under this agreement and the TSA, together (“this Guarantee and Indemnity”).

2.	Continuing Security

This Guarantee and Indemnity is to be a continuing security which shall remain in full force and effect until all of the obligations of the Seller under this agreement and the TSA shall have been fulfilled or shall have expired in accordance with the terms of this agreement and the TSA and this Guarantee and Indemnity is to be in addition, and without prejudice to, and shall not merge with, any other right, remedy, guarantee, indemnity or security which the Buyer may now or hereafter hold in respect of all or any of the obligations of the Seller under this agreement and the TSA.

3.	Buyer’s Protections

The liability of the Guarantor under this Guarantee and Indemnity shall not be affected, impaired or discharged by reason of any act, omission, matter or thing which but for this provision might operate to release or otherwise exonerate the Guarantor from its obligations hereunder including:

(a)	any amendment, variation or modification to, or replacement of:

(i)	this agreement; and/or

(ii)	the TSA;

(b)	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against the Seller or any other person;

(c)	any time or indulgence or waiver given to, or composition made with, the Seller or any other person; or

(d)	the Seller becoming insolvent, going into receivership or liquidation or having an administrator appointed.

4.	Further Protection

This Guarantee and Indemnity shall continue in full force and effect notwithstanding:

(a)	that any purported obligation of the Seller to the Buyer (or any security therefor) becomes wholly or partly void, invalid or unenforceable for any reason whether or not known to the Buyer or the Guarantor; or

(b)	any incapacity or any change in the constitution of, or any amalgamation or reconstruction of, the Guarantor or the Seller.

5.	Primary Obligations

This Guarantee and Indemnity shall constitute the primary obligations of the Guarantor, and the Buyer shall not be obliged to make any demand on the Seller or any other person before enforcing its rights against the Guarantor under this Guarantee and Indemnity.

6.	Waiver

No delay or omission of the Buyer in exercising any right, power or privilege under this Guarantee and Indemnity shall impair such right, power or privilege or be construed as a waiver of such right, power or privilege nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

7.	Invalidity

If at any time any one or more of the provisions of this Guarantee and Indemnity is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected or impaired thereby.

Signed by for and on behalf of INTERSERVE HOLDINGS LIMITED:	) ) )	/s/ T. Bradbury

Signed by Peter W. Arbour for and on behalf of WILLBROS INTERNATIONAL FINANCE & EQUIPMENT LIMITED:	) ) ) )	/s/ Peter W. Arbour

Signed and delivered as a deed by for and on behalf of WILLBROS GROUP, INC. in the presence of:	) )	/s/ Peter W. Arbour
Steve Breitigam	)	/s/ Steve Breitigam